04048325

ORIGINAL

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S PRE-EFFECTIVE AMENDMENT NO.
3 TO THE REGISTRATION STATEMENT ON FORM SB-2 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

OCT 2 5 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

[redacted] FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Lincoln Park Bancorp
(Exact Name of Registrant as Specified in Charter)

0001294206
(Registrant's CIK Number)

Exhibit 99.3.1 to the Pre-Effective Amendment No. 3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333- 116639
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

PROCESSED
OCT 2 6 2004
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Lincoln Park, New Jersey on this 25th day of October, 2004.

LINCOLN PARK BANCORP

By: [signature]
Donald S. Hom
President and Chief Executive Officer

F:\clients\1002\Form SE.doc

PRO FORMA VALUATION UPDATE REPORT

LINCOLN PARK BANCORP

HOLDING COMPANY FOR
LINCOLN PARK SAVINGS BANK
Lincoln Park, New Jersey

Dated As Of:
October 15, 2004

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

October 15, 2004

Board of Directors
Lincoln Park Savings and Loan Association and
Board of Managers
Lincoln Park Savings Bank
31 Boonton Turnpike
Lincoln Park, New Jersey 07035-1790

Members of the Boards:

At your request, we have completed and hereby provide an updated independent appraisal ("Update") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the Plan of Reorganization from a Mutual Savings Association to a Mutual Holding Company and Stock Issuance Plan (the "Plan"), described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Commissioner of Banking and Insurance of the State of New Jersey (the "Commissioner"), the Federal Deposit Insurance Corporation ("FDIC") and the Office of Thrift Supervision ("OTS"). This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the OTS, most recently updated as of October 21, 1994. Such valuation guidelines are relied upon by the previously referenced agencies in evaluating conversion appraisals in the absence of such specific written valuation guidelines separately issued by the respective agencies.

Our Original Appraisal report, dated June 9, 2004 (the "Original Appraisal") and updated appraisal report dated September 10, 2004 (the "First Update"), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This update has been prepared to reflect: changes in stock market conditions for thrifts since the Original Appraisal, including the market for all publicly-traded thrifts in mutual holding company form and the new issue market for converting thrifts (including standard conversions, second step conversions and initial offerings by mutual holding companies); and Lincoln Park Savings and Loan Association's recent financial developments as of June 30, 2004. As noted in the Original Appraisal, the valuation will be updated at least once more prior to the close of the Conversion to reflect such factors.

In connection with the mutual holding company reorganization, Lincoln Park Savings and Loan Association will convert from a New Jersey chartered savings and loan association to a New Jersey chartered savings bank to be called Lincoln Park Savings Bank (hereinafter referred to as the "Bank")

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Description of Reorganization

The Board of the Bank has adopted a plan of reorganization pursuant to which it will reorganize into a mutual holding company structure. As part of the reorganization, Lincoln Park Savings Bank (the "Bank") will become a wholly-owned subsidiary of Lincoln Park Bancorp (the "Company"), a federal corporation, and the Company will issue a majority of its common stock to Lincoln Park Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public (the "Minority Stock Issuance"). It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Voting Depositors. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct community offering. The total shares offered for sale to the public will constitute a minority interest of the Company's stock (49% or less).

Immediately following the Minority Stock Issuance, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank. The Company will retain up to 50% of the net offering proceeds. The Company intends to use a portion of the proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 4.0% of the shares of common stock sold in the offering.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company as of June 30, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1. Stock Market Conditions

Since the date of the First Update, the performance of the overall stock market has been mixed. After the DJIA closed at a two month high in early-September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September. Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks and some positive economic news. On October 15, 2004, the DJIA closed at 9933.4 or 3.7% lower since the date of the First Update and the NASDAQ closed at 1911.5, an increase of 0.5% from the same date. The Standard & Poors 500 Index closed at 1108.2 on October 15, 2004, a decrease of 1.4% from September 10, 2004.

The positive trend in thrift stocks noted in the First Update continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market. Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter, particularly as perceived economic weakness caused interest rate levels to ease. On October 15, 2004, the SNL Index for all publicly-traded thrifts closed at 1506.6, an increase of 0.6% since the date of the First Update. The SNL MHC Index closed at 2,756.8 on October 15, 2004, an increase of 1.9% since the date of the First Update.

The updated market prices and pricing ratios for the Peer Group and all publicly-traded thrifts reflect modest increases since the date of the First Update. The P/B and P/TB ratios on a fully converted basis have increased in a range of 2%. On a fully converted basis, the P/E of the Peer Group has increased by 5% but declined by 5% on a core basis. On a reported basis, the Peer Group's earnings multiples were also mixed (the reported P/E decreased by 2% and the core multiple increased by 2%) while the P/B and P/TB ratios have increased by 3% (see Table 1).

As set forth in the First Update, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Table 1
Average Pricing Characteristics

	At September 10, 2004	At October 15, 2004	Percent Change
Peer Group (Fully Converted Basis)			
Price/Earnings (x)	29.57x	31.03x	4.9%
Price/Core Earnings (x)	34.66	32.86	(5.2)
Price/Book (%)	99.78%	101.64%	1.9
Price/Tangible Book (%)	103.75	105.60	1.8
Price/Assets (%)	22.43	22.65	1.0
Price/Share ($) (1)	---	---	4.3
Market Capitalization (1)	---	---	4.1
Peer Group (Reported Basis)			
Price/Earnings (x)	35.73x	34.99x	(2.1)%
Price/Core Earnings (x)	37.82	38.58	2.0
Price/Book (%)	218.53%	224.37%	2.7
Price/Tangible Book (%)	234.78	242.08	3.1
Price/Assets (%)	26.02	26.09	0.3
All Publicly-Traded Thrifts			
Price/Earnings (x)	17.80x	18.27x	2.6%
Price/Core Earnings (x)	19.75	19.84	0.5
Price/Book (%)	160.85%	162.48%	1.0
Price/Tangible Book (%)	175.25	176.79	0.9
Price/Assets (%)	17.14	17.45	1.8
Other			
SNL Thrift Index	1498.2	1506.6	0.6%
SNL MHC Index	2705.4	2756.8	1.9%

(1) Reflects the median of the percentage change for the Peer Group companies.

As shown in Table 2, three second step offerings and four MHC offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for our analysis. All four MHC offerings were oversubscribed and closed at the supermaximum of the offering range. On a fully-converted basis, the average closing pro forma price/tangible book ratios of the recent MHC offerings equaled 87.7%. On average, the prices of the recent MHC offerings reflected price appreciation of 12.3% after the first week of trading and 9.4% appreciation based on the median.

There was one second step offering completed since the date of the First Update, by Roebling Financial Corp., which is also based in northern New Jersey. Roebling Financial is a comparatively small ($90 million in total assets) institution and completed its second step conversion as of October 1, 2004, at the supermaximum of the offering range, at a 112.3% pro forma P/TB and 32.6 times pro forma core earnings. The price of Roebling Financial was 5% below its IPO price as of October 15, 2004.

Valuation Approaches: Fully Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits 2 and 3). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in the Bank's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank's full conversion value, described in the First Update have not changed and we continue to employ June 30, 2004, financial data, which is the latest which is publicly available.

In examining the valuation adjustments made relative to the Peer Group in the First Update, we concluded that no adjustment for the valuation parameters of financial condition and profitability, growth and viability of earnings, were not necessary, as no new financial information has become available for the Bank or the Peer Group.

For the valuation parameter of dividends, we considered both the increase in the capital resulting from this updated valuation (that increases future dividend paying capacity) and that none of the in the four recent minority stock issuances by mutual holding companies had a stated dividend policy and two indicated no clear intent to pay a dividend. All these offering were oversubscribed. Taking the foregoing into consideration we have upgraded the dividends parameter from a slight downward adjustment to no adjustment.

Table 2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial Dividend	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.			IPO	Post-IPO Pricing Trends: Closing Price					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Second Step Conversions																														
Roebling Financial Corp.	NJ	10/1/04	RBLG-OTC BB	$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	N.A	N.A	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$9.90	-1.0%	$9.95	-0.5%	$9.50	-5.0%
DSA Financial Corporation	IN	7/30/04	DSFN-OTC BB	$ 78	12.07%	0.71%	59%	$ 8.5	52%	108%	6.1%	N.A	N.A	8.0%	4.0%	7.4%	4.00%	100.3%	20.0x	19.3%	1.0%	19.2%	5.0%	$10.00	$9.80	-2.0%	$9.50	-5.0%	$9.30	-7.0%
Partners Trust Financial Group, Inc.*	NY	7/15/04	PRTR-NASDAQ	$3,628	11.01%	0.59%	264%	$ 148.8	54%	85%	3.6%	N.A	N.A	8.0%	4.0%	0.7%	2.50%	188.9%	17.2x	12.7%	0.7%	6.7%	11.0%	$10.00	$9.99	-0.1%	$9.98	-0.2%	$9.81	-1.9%
Averages - Second Step Conversions:				$1,266	10.47%	0.50%	199%	$ 55.4	53%	108%	5.1%	NA	NA	8.0%	4.0%	6.6%	2.17%	133.8%	23.3x	16.4%	0.7%	13.8%	6.5%	$10.00	$ 9.90	-1.0%	$ 9.81	-1.9%	$9.54	-4.6%
Medians - Second Step Conversions:				$ 90	11.01%	0.59%	264%	$ 9.1	54%	108%	5.4%	NA	NA	8.0%	4.0%	7.4%	2.50%	112.3%	20.0x	17.3%	0.7%	15.4%	5.0%	$10.00	$ 9.90	-1.0%	$ 9.95	-0.5%	$9.50	-5.0%
Mutual Holding Company Conversions																														
PSB Holdings, Inc.*	CT	10/5/04	PSBH-NASDAQ	$ 279	8.36%	0.24%	196%	$ 30.9	45%	132%	2.7%	Stock	4.0%	8.0%	4.0%	8.0%	0.00%	85.2%	40.9x	20.6%	0.5%	16.4%	3.2%	$10.00	$10.50	5.0%	$10.60	6.0%	$10.63	6.3%
Atlantic Coast Federal Corp. * (9)	GA	10/5/04	ACFC-NASDAQ	$ 580	7.77%	0.67%	96%	$ 58.2	40%	132%	2.4%	N.A	N.A	8.0%	4.0%	6.1%	0.00%	87.6%	43.9x	20.7%	0.6%	14.6%	3.9%	$10.00	$11.75	17.5%	$12.45	24.5%	$12.85	28.5%
Naugatuck Valley Fin. Corp.	CT	10/1/04	NVSL-NASDAQ	$ 254	8.51%	0.39%	199%	$ 32.7	43%	132%	2.6%	Stock	4.7%	9.1%	4.6%	2.4%	0.00%	88.8%	49.6x	23.9%	0.6%	17.5%	3.2%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.80	8.0%
SI Financial Group, Inc.	CT	10/1/04	SIFI-NASDAQ	$ 555	6.21%	0.33%	160%	$ 50.3	40%	132%	2.4%	Stock	5.0%	9.8%	4.9%	2.4%	0.00%	89.3%	43.3x	19.0%	0.5%	12.8%	3.8%	$10.00	$11.20	12.0%	$11.06	10.6%	$11.00	10.0%
Averages - Mutual Holding Company Conversions:				$ 417	7.71%	0.41%	163%	$ 43.0	42%	132%	2.5%	NA	NA	8.7%	4.4%	4.7%	0.00%	87.7%	44.4x	21.1%	0.5%	15.3%	3.5%	$10.00	$11.06	10.6%	$11.23	12.3%	$11.32	13.2%
Medians - Mutual Holding Company Conversions:				$ 417	8.07%	0.36%	178%	$ 41.5	42%	132%	2.5%	NA	NA	8.6%	4.3%	4.2%	0.00%	88.2%	43.6x	20.6%	0.5%	15.5%	3.5%	$10.00	$11.00	10.0%	$10.94	9.4%	$10.90	9.0%
Averages - All Conversions:				$ 781	8.89%	0.45%	178%	$48.3	47%	122%	3.6%	NA	NA	8.4%	4.2%	5.5%	0.93%	107.5%	35.4x	19.1%	0.6%	14.7%	4.8%	$10.00	$10.56	5.6%	$10.62	6.2%	$10.56	5.6%
Medians - All Conversions:				$ 279	8.36%	0.39%	196%	$32.7	45%	132%	2.7%	NA	NA	8.0%	4.0%	6.1%	0.00%	89.3%	40.9x	19.3%	0.6%	15.4%	3.8%	$10.00	$10.50	5.0%	$10.60	6.0%	$10.63	6.3%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

October 15, 2004

We have also considered the impact of the additional shares outstanding and higher market capitalization as a result of the increased offering size reflected in the First Update and this updated valuation, and the positive impact it may have on the post-offering liquidity of the stock. Accordingly, we have upgraded the liquidity valuation parameter from a moderate downward adjustment to a slight downward adjustment in this updated valuation.

The general market for thrift stocks has moved modestly higher since the date of the First Update, as indicated by the increases recorded in the SNL Index for all publicly-traded thrifts and SNL MHC Index for all publicly-traded MHCs. Specifically, the pricing ratios for all publicly traded thrifts increased in a range of 1% to 3% while the SNL Thrift Index and the SNL MHC index increased by 1% and 2%, respectively. On a reported basis, the book value based pricing measures increased by 3% while the book value based pricing measures increased by approximately 2% on a fully converted basis. Additionally, the four minority stock offerings completed by mutual holding companies were all oversubscribed, closed at the supermaximum of their respective offering ranges, and increased by an average of 13.2% in aftermarket trading. Thus, with respect to marketing of the issue, we believe that it is appropriate to change our previous adjustment from "no adjustment" to "slight upward adjustment" in view of the oversubscriptions realized in recent conversion offerings and their after market price performance.

	Valuation Adjustment	
Key Valuation Parameters:	First Update	Updated Appraisal
Financial Condition	No Adjustment	No Adjustment
Profitability, Growth and Viability of Earnings	No Adjustment	No Adjustment
Asset Growth	No Adjustment	No Adjustment
Primary Market Area	Slight Upward	Slight Upward
Dividends	Slight Downward	No Adjustment
Liquidity of the Shares	Moderate Downward	Slight Downward
Marketing of the Issue	No Adjustment	Slight Upward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, and primarily in consideration of the increase in the Peer Group's pricing ratios, RP Financial concluded that as of October 15, 2004, the pro forma market value of the Bank's full conversion offering equaled $14,000,000 at the midpoint, equal to 1,400,000 shares at $10.00 per share. The valuation reflects an approximate 14.3% increase relative to the midpoint pro forma value established in the First Update.

1. P/E Approach. The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis)

to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $479,000 for the 12 months ended June 30, 2004. In deriving the Bank's core earnings, the only adjustment made to reported earnings was to eliminate a non-recurring income on gains on the sale of investments and called securities equal to $44,000. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.94% for the gains eliminated, the Bank's core earnings were determined to equal $453,000 for the 12 months ended June 30, 2004.

	Amount ($000)
Net income	$479
Adjustment for non-recurring items(1)	(26)
Core earnings estimate	$453

(1) Non-recurring expense of $44,000, tax effected at 39.94%.

Based on the Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples (fully-converted basis) at the $14.00 million midpoint value equaled 25.64 times and 26.92 times, respectively, indicating a discount of 17.4% relative to the Peer Group's average reported P/E multiple (fully-converted basis) of 31.03 times and the Core P/E multiple of 26.92 times was discounted by 18.1% (see Table 3, excludes P/E ratios over 50 times). By comparison, the Bank's value at the midpoint in the First Update indicated discounts of 23.0% and 30.9% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis), respectively. The implied discounts or premiums reflected in the Bank's pro forma P/E multiples take into consideration the Bank's pro forma P/B and P/A ratios.

On an MHC basis, the Bank's pro forma P/E multiples based on reported and core earnings equaled 27.59 and 29.08 times at the midpoint, respectively (see Table 4, excludes P/E ratios over 50 times). At the supermaximum of the range, the Bank's reported and core earnings multiples based on the minority stock offering equaled 35.72 and 37.60 times, respectively. In comparison, the Peer Group average multiples on an MHC basis based on reported and core earnings equaled 34.99 and 38.58 times, respectively (excluding P/E ratios over 50 times).

2. P/B Approach. The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to the Bank's pro forma book value (fully-converted basis). Based on the $14.00 million midpoint valuation (fully converted basis), the Bank's updated pro forma P/B and P/TB ratios equaled 80.99%. In comparison to the average fully converted P/B and P/TB ratios for the Peer Group of 101.64% and 105.60%, the Bank's ratios reflected a discount of 20.3% on a P/B basis and a discount of 23.3% on a P/TB basis. By comparison, the Bank's ratios reflected a discount of 22.2% on a P/B basis and a discount of

25.2% on a P/TB basis at the midpoint of the of the valuation range on a fully converted basis in the First Update (based on the Peer Group averages).

On an MHC basis, the Bank's pro forma P/B and P/TB ratios both equaled 132.21% at the midpoint, which reflects a discount from the Peer Group average on an MHC basis of 41.1% to 45.4%, respectively. At the supermaximum of the range, the Bank's P/B and P/TB ratios equaled 148.59%, which reflects a 33.8% and 38.6% discount relative to the Peer Group average P/B and P/TB ratios.

A detailed comparison of these P/B ratios relative to the Peer Group, on both a fully-converted basis and an MHC basis, appears on the following page.

	Price/Book Value	Price/Tangible Book Value
I. Fully Converted Basis (See Table 3)		
Lincoln Park SB Updated Midpoint -	80.99%	80.99%
Peer Group (At 10/15/04)		
Average	101.64%	105.60%
Median	100.59%	106.60%
Lincoln Park SB Midpoint Discount Relative to Peer Group		
Updated Appraisal as of October 15, 2004		
Peer Group Average	20.31%	23.30%
Peer Group Median	19.49%	23.64%
First Update as of September 10, 2004		
Peer Group Average	22.21%	25.19%
Peer Group Median	19.82%	25.06%
II. MHC Basis (see Table 4)		
Lincoln Park SB Updated Midpoint	132.21%	132.21%
Lincoln Park SB Updated Supermaximum	148.59%	148.59%
Peer Group (At 10/15/04)		
Average	224.37%	242.08%
Median	202.43%	237.28%
Lincoln Park SB Midpoint Discount Relative to Peer Group		
Updated Appraisal as of October 15, 2004		
Peer Group Average	41.08%	45.39%
Peer Group Median	34.69%	44.28%
First Update as of September 10, 2004		
Peer Group Average	43.55%	47.45%
Peer Group Median	39.98%	46.19%
Lincoln Park SB Supermaximum Discount Relative to		
Updated Appraisal as of October 15, 2004		
Peer Group Average	33.77%	38.62%
Peer Group Median	26.60%	37.38%
First Update as of September 10, 2004		
Peer Group Average	35.90%	40.34%
Peer Group Median	31.86%	38.91%

3. P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. Moreover, any withdrawal of deposits will result in a further increase in the post-offering P/A ratio. At the midpoint of the updated valuation range, the Bank's value equaled 15.42% of pro forma fully converted assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.65 which implies a discount of 32% to the Bank's pro forma P/A ratio (fully-converted basis), as compared to a discount of 39% indicated at the midpoint in the First Update. On an MHC basis, the Peer Group companies exhibited an average P/A ratio of 26.09%, which provides for a discount of 36% to the Bank's pro forma P/A ratio of 16.65% (the discount was 44% in the First Update).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 15, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares issued publicly, as well as to the MHC, equaled $14,000,000 at the midpoint, equal to 1,400,000 shares offered at a per share value of $10.00. The updated valuation reflects an approximate 14.3% increase relative to the fully converted midpoint valuation established in the First Update.

Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $11.9 million and a maximum value of $16.1 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,190,000 at the minimum and 1,610,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $18.5 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,851,500.

The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 46.0% ownership interest. Accordingly, the offering to the public of the minority stock, will equal \$5.5 million at the minimum, \$6.4 million at the midpoint, \$7.4 million at the maximum and \$8.5 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 3 and are detailed in Exhibit 2 and Exhibit 3; the pro forma valuation calculations relative to the Peer Group based on MHC financials are shown in Table 4 and are detailed in Exhibits 4 and 5.

Respectfully submitted,

William E. Pommerening
Chief Executive Officer and
Managing Director

James P. Hennessey
Senior Vice President

Table 3
MHC Institutions -- Implied Pricing Ratios, Full Conversion Basis
Lincoln Savings Bank and the Comparables
As of October 15, 2004

Financial Institution	Fully Converted Implied Value: Price/ Share(1) ($)	Fully Converted Implied Value: Market Value ($Mil)	Per Share(8): Core 12 Mo. EPS(2) ($)	Per Share(8): Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Financial Characteristics(6): Reported ROA (%)	Financial Characteristics(6): Reported ROE (%)	Financial Characteristics(6): Core ROA (%)	Financial Characteristics(6): Core ROE (%)
Lincoln Park Savings Bank																			
Superrange	$10.00	$18.52	$0.29	$11.43	32.62	87.46	19.56	87.46	34.18	$0.00	0.00%	0.00%	$95	22.36	0.10	0.60	2.68	0.57	2.56
Maximum	$10.00	$16.10	$0.33	$11.86	28.95	84.33	17.39	84.33	30.37	$0.00	0.00%	0.00%	$93	20.62	0.10	0.60	2.91	0.57	2.78
Midpoint	$10.00	$14.00	$0.37	$12.35	25.64	80.99	15.42	80.99	26.92	$0.00	0.00%	0.00%	$91	19.04	0.10	0.60	3.16	0.57	3.01
Minimum	$10.00	$11.90	$0.43	$13.01	22.20	76.87	13.37	76.87	23.33	$0.00	0.00%	0.00%	$89	17.40	0.10	0.60	3.46	0.57	3.29
All Public Companies(7)																			
Averages	22.24	465.24	1.00	13.98	18.27	162.48	17.45	176.79	19.84	0.46	2.10	34.18	2,909	10.81	0.54	0.81	8.58	0.71	7.14
Medians	—	—	—	—	16.93	153.15	15.30	167.91	18.27	—	—	—	—	—	—	—	—	—	—
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	$20.35	$87.10	$0.60	$19.94	31.03x	101.64	22.65	105.60	32.86x	0.47	2.54	54.40	413	22.27	0.64	0.70	3.06	0.67	2.86
Medians	–	–	–	–	32.83x	100.59	22.29	106.06	33.15x	–	–	–	–	–	–	–	–	–	–
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	31.24	114.15	0.93	33.11	33.59	94.35	24.35	94.35	33.59	0.36	1.15	38.71	469	25.81	1.42	0.73	2.81	0.73	2.81
BCSB BCSB Bankcorp MHC of MD (36.4)	17.39	102.58	0.20	16.36	N.M.	106.30	12.73	109.37	N.M.	0.50	2.88	NM	806	11.97	0.17	0.17	1.23	0.16	1.18
GOV Gouverneur Bcp MHC of NY(42.5)	14.50	33.10	0.43	14.99	32.95	96.73	28.94	96.73	33.72	0.26	1.79	60.47	114	29.91	0.86	0.91	2.95	0.89	2.88
GCBC Green Co Bcrp MHC of NY (43.9)	31.04	63.76	1.59	29.49	19.65	105.26	20.22	105.26	19.52	0.84	2.71	52.83	315	19.21	0.15	1.08	5.39	1.09	5.42
JXSB Jcksnville Bcp MHC of IL(46.8)	19.25	37.58	0.35	18.67	45.83	103.11	13.28	112.51	N.M.	0.30	1.56	NM	283	12.88	1.05	0.31	2.35	0.24	1.83
ONFC Oneida Fincl MHC of NY (42.4)	11.50	86.11	0.40	12.21	25.00	94.19	18.19	110.26	28.75	0.38	3.30	NM	473	19.31	0.17	0.73	3.72	0.64	3.23
PBHC Pathfinder BC MHC of NY (35.3)	17.00	41.62	0.52	18.06	23.94	94.13	12.88	105.00	32.69	0.41	2.41	NM	323	13.68	1.11	0.55	3.89	0.41	2.85
ROME Rome Bncp Inc MHC of NY (38.5)	26.00	110.06	0.60	22.15	N.M.	117.38	34.02	117.38	43.33	0.60	2.31	NM	324	28.98	0.52	0.67	2.29	0.79	2.69
WCFB Wbstr Cty Fed MHC of IA (39.0)	12.10	45.64	0.37	12.34	32.70	98.06	35.45	98.29	32.70	0.68	5.62	NM	129	36.16	NA	1.08	3.00	1.08	3.00
WFD Westfield Finl MHC of MA(46.5)	23.51	236.44	0.61	22.00	34.57	106.86	26.44	106.86	38.54	0.40	1.70	65.57	894	24.74	0.33	0.75	3.00	0.68	2.69

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 4
Public Market Pricing
Lincoln Park Savings Bank
As of October 15, 2004
MHC Pricing - 46.00% Minority Stock Issuance

Financial Institution	Fully Converted Implied Value: Price/ Share(1) ($)	Market Value ($Mil)	Per Share: Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Dividends(4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Offering Size ($Mil)
Lincoln Park Savings Bank																				
Superrange	$10.00	$18.52	$0.27	$6.73	35.72	148.59	21.54	148.59	37.60	$0.00	0.00%	0.00%	$86	14.50	0.10	0.60	4.16	0.57	3.95	8.52
Maximum	$10.00	$16.10	$0.30	$7.12	31.41	140.49	18.95	140.49	33.09	$0.00	0.00%	0.00%	$85	13.49	0.11	0.60	4.47	0.57	4.25	7.41
Midpoint	$10.00	$14.00	$0.34	$7.56	27.59	132.21	16.65	132.21	29.08	$0.00	0.00%	0.00%	$84	12.59	0.11	0.60	4.79	0.57	4.55	6.44
Minimum	$10.00	$11.90	$0.40	$8.17	23.69	122.44	14.30	122.44	24.99	$0.00	0.00%	0.00%	$83	11.68	0.11	0.60	5.17	0.57	4.90	5.47
All Public Companies(7)																				
Averages	22.24	465.24	1.00	13.98	18.27	162.48	17.45	176.79	19.84	0.46	2.10	34.18	2,909	10.81	0.54	0.81	8.58	0.71	7.14	
Medians	---	---	---	---	16.93	153.15	15.30	167.91	18.27	---	---	---	---	---	---	---	---	---	---	
Comparable Group Averages																				
Averages	$20.35	$34.45	$0.48	$9.03	34.99x	224.37	26.09	242.08	38.58x	0.47	2.54	22.61	367	11.85	0.64	0.65	5.30	0.62	4.92	
Medians	--	--	--	--	40.28x	202.43	25.25	237.28	40.48x	--	--	--	--	--	--	--	--	--	--	
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	31.24	21.49	0.69	10.18	44.63	306.88	28.09	306.88	45.28	0.36	1.15	10.43	383	9.15	1.42	0.63	6.84	0.63	6.74	
BCSB BCSB Bankcorp MHC of MD (36.4)	17.39	37.28	0.10	6.84	N.M.	254.24	13.68	272.57	N.M.	0.50	2.88	NM	750	5.38	0.17	0.09	1.47	0.09	1.33	
GOV Gouverneur Bcp MHC of NY(42.5)	14.50	14.08	0.35	7.82	40.28	185.42	33.77	185.42	41.43	0.26	1.79	31.60	98	18.21	0.86	0.88	4.64	0.85	4.51	
GCBC Green Co Bcrp MHC of NY (43.9)	31.04	28.00	1.43	14.52	21.86	213.77	22.40	213.77	21.71	0.84	2.71	25.80	285	10.48	0.15	1.08	9.89	1.09	9.96	
JXSB Jcksnville Bcp MHC of IL(46.8)	19.25	17.58	0.25	9.86	N.M.	195.23	14.14	231.93	N.M.	0.30	1.56	NM	266	7.24	1.05	0.26	3.38	0.18	2.42	
ONFC Oneida Fincl MHC of NY (42.4)	11.50	36.55	0.34	6.52	28.75	176.38	19.99	242.62	33.82	0.38	3.30	NM	431	11.33	0.17	0.70	5.98	0.59	5.08	
PBHC Pathfinder BC MHC of NY (35.3)	17.00	14.71	0.42	8.61	27.87	197.44	13.88	252.23	40.48	0.41	2.41	NM	300	7.03	1.11	0.51	6.92	0.35	4.76	
ROME Rome Bncp Inc MHC of NY (38.5)	26.00	42.38	0.45	8.40	N.M.	309.52	41.48	309.52	N.M.	0.60	2.31	NM	265	13.40	0.52	0.58	4.22	0.73	5.28	
WCFB Wbstr Cty Fed MHC of IA (39.0)	12.10	17.81	0.30	5.99	40.33	202.00	43.56	203.02	40.33	0.68	5.62	NM	105	21.56	NA	1.07	5.00	1.07	5.00	
WFD Westfield Finl MHC of MA(46.5)	23.51	114.66	0.50	11.59	41.25	202.85	29.95	202.85	47.02	0.40	1.70	NM	789	14.76	0.33	0.72	4.65	0.63	4.08	

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of October 15, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Weekly Thrift Market Line - Part One
Prices As Of October 15, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(148)	22.48	16,309	484.7	25.41	19.05	22.50	-0.03	7.54	0.38	1.28	1.07	14.92	13.69	167.44
NYSE Traded Companies(11)	41.62	79,529	3,404.2	45.08	34.16	41.75	-0.39	13.87	5.24	3.12	2.52	21.06	19.74	293.34
AMEX Traded Companies(9)	22.96	3,941	79.5	25.52	18.77	23.11	0.09	17.86	5.28	1.21	0.99	15.28	15.10	182.20
NASDAQ Listed OTC Companies(128)	20.61	10,969	227.8	23.51	17.61	20.60	0.00	6.30	-0.39	1.11	0.93	14.30	13.02	154.38
California Companies(13)	38.52	34,557	2,217.0	40.64	30.10	38.51	0.54	23.78	16.79	2.60	1.99	19.28	18.54	257.29
Florida Companies(7)	25.04	20,412	497.0	26.89	19.00	24.40	2.85	20.46	11.91	1.25	1.21	10.91	10.46	152.30
Mid-Atlantic Companies(33)	20.57	27,160	612.6	24.35	17.98	20.53	0.10	3.99	-5.98	1.07	0.88	12.99	11.44	164.95
Mid-West Companies(68)	20.43	7,636	159.9	23.53	17.75	20.54	-0.49	2.93	-1.60	1.24	1.05	15.39	14.33	157.09
New England Companies(4)	26.87	39,969	604.4	30.63	22.46	27.15	-0.70	26.69	10.16	1.43	1.25	17.82	14.26	295.88
North-West Companies(6)	25.63	20,191	542.9	26.63	21.46	25.50	0.41	18.98	4.61	1.35	1.25	16.79	14.04	154.48
South-East Companies(13)	19.24	8,202	124.0	21.83	16.97	19.25	-0.02	0.57	-4.16	0.83	0.57	14.09	13.57	134.31
South-West Companies(3)	15.53	11,226	189.7	17.72	13.67	15.62	-0.50	13.43	-5.85	0.77	0.35	12.53	8.39	188.60
Western Companies (Excl CA)(1)	12.65	6,520	82.5	13.91	8.00	13.00	-2.69	51.50	36.76	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(139)	22.37	13,465	427.5	25.36	19.01	22.38	0.03	7.12	0.25	1.26	1.05	15.00	13.85	166.58
Mortgage Banker Strategy(7)	26.21	77,120	1,739.8	27.89	21.07	26.37	-0.87	16.97	4.00	1.82	1.56	14.24	11.18	195.20
Real Estate Strategy(2)	13.90	7,044	97.9	16.34	11.65	14.25	-2.46	3.58	-5.12	0.98	0.49	9.00	9.00	107.28
Companies Issuing Dividends(135)	22.59	16,641	496.9	25.61	19.30	22.62	-0.06	6.81	-0.31	1.29	1.09	15.11	13.94	165.05
Companies Without Dividends(13)	21.15	12,270	336.0	22.94	16.02	20.99	0.34	16.48	8.87	1.15	0.77	12.50	10.71	196.49
Equity/Assets <6%(13)	18.62	11,783	266.6	21.01	15.04	18.19	2.22	10.31	5.74	1.25	0.77	11.22	10.39	216.31
Equity/Assets 6-12%(102)	24.62	16,623	579.4	27.79	20.91	24.66	-0.19	6.02	-0.50	1.49	1.25	15.71	14.42	184.79
Equity/Assets >12%(33)	17.61	17,179	287.7	20.03	15.07	17.72	-0.44	10.99	0.88	0.69	0.64	14.02	12.84	95.82
Actively Traded Companies(10)	37.47	73,024	3,311.2	39.99	31.44	37.53	0.14	9.74	2.40	2.47	2.57	18.91	15.89	242.29
Market Value Below $20 Million(11)	11.75	1,529	15.1	14.13	10.83	11.78	-0.69	-3.16	-8.41	0.47	-0.03	10.66	9.86	144.05
Holding Company Structure(146)	22.56	16,378	487.7	25.50	19.13	22.57	0.01	7.35	0.12	1.28	1.07	14.98	13.75	168.22
Assets Over $1 Billion(52)	26.85	39,303	1,228.4	29.59	22.19	26.82	0.12	11.90	3.74	1.66	1.37	14.93	13.04	185.29
Assets $500 Million-$1 Billion(36)	21.61	4,837	94.4	24.40	18.43	21.56	0.39	7.70	-1.87	1.20	0.94	14.81	13.66	176.43
Assets $250-$500 Million(31)	20.24	2,590	47.5	23.37	17.78	20.31	-0.20	2.49	-0.23	1.23	1.12	15.89	14.87	167.12
Assets less than $250 Million(29)	17.51	1,485	24.6	20.80	15.14	17.66	-0.72	4.02	-2.39	0.74	0.60	14.07	13.82	121.25
Goodwill Companies(99)	22.67	19,798	472.4	25.56	19.17	22.64	0.12	8.67	0.23	1.26	1.02	14.85	13.06	169.39
Non-Goodwill Companies(49)	22.07	8,835	511.0	25.08	18.80	22.18	-0.35	5.13	0.70	1.33	1.16	15.07	15.07	163.25
Acquirors of FSLIC Cases(6)	47.46	60,436	4,387.4	49.48	39.80	47.69	0.12	9.01	6.66	3.11	3.24	24.39	23.28	328.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of October 15, 2004

Financial Institution	Market Capitalization: Price/Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(21)	23.20	31,705	589.3	26.81	19.69	23.17	0.30	6.65	-1.73	1.32	1.26	13.71	12.78	148.02
NYSE Traded Companies(2)	18.72	162,279	3,169.7	28.56	16.77	19.01	-1.41	-16.05	-18.83	0.97	1.19	12.54	8.49	81.30
AMEX Traded Companies(2)	27.49	4,198	129.6	29.85	24.52	27.95	-1.25	7.70	-1.11	1.58	1.45	17.62	16.98	217.07
NASDAQ Listed OTC Companies(17)	23.22	16,981	286.3	26.12	19.42	23.08	0.76	9.75	0.63	1.34	1.25	13.32	12.80	147.69
Mid-Atlantic Companies(7)	19.15	77,643	1,418.9	24.62	16.79	19.14	0.06	-2.13	-10.23	1.20	1.17	11.24	9.30	115.54
New England Companies(10)	27.59	9,575	192.3	30.54	23.34	27.58	0.17	9.86	1.28	1.50	1.43	16.69	16.14	181.59
North-West Companies(3)	22.18	7,790	166.1	24.51	17.28	22.04	0.73	23.48	11.51	1.45	1.27	10.41	10.39	133.90
South-East Companies(1)	10.00	3,068	30.7	10.95	9.13	9.80	2.04	-3.10	-4.21	0.29	0.29	8.29	8.29	68.99
Thrift Strategy(20)	23.20	31,705	589.3	26.81	19.69	23.17	0.30	6.65	-1.73	1.32	1.26	13.71	12.78	148.02
Companies Issuing Dividends(21)	23.20	31,705	589.3	26.81	19.69	23.17	0.30	6.65	-1.73	1.32	1.26	13.71	12.78	148.02
Equity/Assets <6%(1)	24.80	5,277	130.9	26.45	17.83	24.84	-0.16	34.34	11.36	1.66	1.47	10.38	10.38	182.62
Equity/Assets 6-12%(14)	26.95	7,702	167.6	30.31	22.91	26.93	0.20	10.15	-0.45	1.64	1.53	15.80	15.15	190.44
Equity/Assets >12%(6)	16.04	80,115	1,438.8	20.44	14.11	15.99	0.55	-4.37	-6.24	0.70	0.73	10.43	8.85	64.49
Actively Traded Companies(5)	29.93	4,550	117.6	34.12	25.12	29.87	0.00	5.65	-0.31	1.69	1.68	18.81	18.48	195.41
Holding Company Structure(18)	21.98	37,698	696.8	25.55	18.70	22.01	0.06	4.17	-3.59	1.19	1.17	13.28	12.21	134.32
Assets Over $1 Billion(8)	19.87	75,674	1,374.4	24.26	17.36	19.97	-0.09	-1.27	-8.06	0.99	1.02	11.38	9.65	93.14
Assets $500 Million-$1 Billion(8)	28.92	4,350	114.7	32.37	24.39	28.78	0.51	9.47	-0.93	1.71	1.56	16.90	16.33	205.16
Assets $250-$500 Million(3)	23.53	2,696	57.1	27.08	20.23	23.80	-1.42	11.37	4.93	1.86	1.90	15.93	15.70	199.92
Assets less than $250 Million(2)	14.48	2,560	34.8	15.98	10.90	14.08	2.66	19.80	11.02	0.62	0.42	8.46	8.43	88.20
Goodwill Companies(14)	23.54	38,221	719.2	27.93	20.23	23.50	0.31	3.99	-4.11	1.34	1.22	14.19	12.91	155.55
Non-Goodwill Companies(7)	22.31	14,761	251.6	23.89	18.31	22.29	0.26	13.57	4.49	1.29	1.36	12.45	12.45	128.45

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of October 15, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(17)	18.43	14,557	113.5	21.73	15.64	18.42	-0.07	11.84	8.50	0.42	0.40	8.66	8.23	69.77
BIF-Insured Thrifts(6)	24.99	50,756	662.3	28.51	19.79	25.17	-0.79	13.68	7.32	0.80	0.56	9.17	8.66	86.87
AMEX Traded Companies(2)	19.01	6,170	64.4	20.00	14.16	18.94	0.79	7.36	11.44	0.47	0.43	9.71	9.71	60.72
NASDAQ Listed OTC Companies(21)	20.25	25,699	275.0	23.83	16.97	20.30	-0.36	12.79	7.88	0.52	0.44	8.70	8.21	75.52
California Companies(1)	14.50	14,549	82.5	15.62	10.47	14.15	2.47	45.00	45.00	0.24	0.21	6.13	6.13	40.17
Mid-Atlantic Companies(10)	21.88	29,349	313.5	26.96	18.74	21.96	-0.31	4.93	-0.91	0.63	0.60	8.68	7.97	90.77
Mid-West Companies(5)	17.82	18,707	162.3	21.05	15.13	17.95	-0.89	13.61	8.44	0.29	0.31	9.14	8.82	68.14
New England Companies(5)	18.50	26,174	334.7	19.23	13.72	18.53	-0.34	18.74	18.26	0.63	0.36	8.75	8.51	64.17
South-East Companies(2)	24.17	9,786	100.3	26.94	21.27	23.99	0.44	13.63	9.50	0.38	0.26	9.93	9.68	48.92
Thrift Strategy(22)	19.39	20,833	203.3	22.89	16.56	19.44	-0.29	9.57	5.43	0.45	0.43	8.63	8.21	72.43
Diversified Strategy(1)	36.64	93,700	1,429.9	37.00	20.35	36.44	0.55	72.91	68.85	1.88	0.65	12.34	11.15	113.76
Companies Issuing Dividends(17)	22.93	29,790	329.1	27.28	18.84	23.00	-0.40	8.84	3.25	0.60	0.50	9.45	8.85	85.93
Companies Without Dividends(6)	12.22	7,597	51.4	12.80	10.72	12.19	0.15	22.18	22.18	0.29	0.27	6.93	6.89	41.08
Equity/Assets <6%(1)	17.39	5,899	37.3	22.68	13.15	16.86	3.14	7.02	-6.25	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(9)	26.44	46,686	559.3	30.98	21.10	26.50	-0.33	12.13	5.40	0.88	0.69	10.26	9.22	112.69
Equity/Assets >12%(13)	15.99	9,688	64.0	18.39	13.97	16.06	-0.47	12.86	11.23	0.30	0.29	7.92	7.88	43.54
Market Value Below $20 Million(1)	12.46	1	72.5	12.87	11.37	12.48	-0.16	24.60	24.60	0.36	0.25	6.52	6.34	43.27
Holding Company Structure(20)	20.03	20,662	211.7	23.68	17.17	20.09	-0.32	7.55	3.01	0.48	0.46	8.86	8.40	76.42
Assets Over $1 Billion(5)	32.76	84,472	1,008.7	36.93	26.24	32.74	-0.02	19.76	10.74	0.97	0.67	11.20	10.31	100.55
Assets $500 Million-$1 Billion(5)	15.57	14,720	89.9	17.85	12.33	15.51	0.33	14.74	12.42	0.25	0.23	7.45	7.35	63.66
Assets $250-$500 Million(9)	18.72	5,120	31.2	23.04	16.22	18.91	-1.13	4.28	-0.26	0.47	0.47	8.83	8.25	81.98
Assets less than $250 Million(4)	13.27	2,494	32.3	14.82	11.47	13.17	0.68	18.08	18.74	0.38	0.35	7.35	7.30	37.12
Goodwill Companies(8)	21.52	22,849	265.9	25.41	16.55	21.42	0.34	10.25	4.10	0.64	0.41	9.24	7.97	94.99
Non-Goodwill Companies(11)	22.38	31,101	325.0	26.43	19.04	22.52	-0.64	13.94	9.77	0.52	0.53	9.26	9.26	70.50
MHC Institutions(23)	20.14	24,001	256.7	23.50	16.72	20.18	-0.26	12.32	8.19	0.52	0.44	8.79	8.34	74.23
MHC Converted Last 3 Months(4)	11.20	6,778	50.4	11.63	10.71	11.25	-0.39	12.03	12.03	0.26	0.23	6.59	6.53	42.96

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of October 15, 2004

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	35.77	76,824	2,748.0	42.55	31.50	35.77	0.00	9.19	-3.84	2.59	2.52	17.86	15.45	290.72
BBX	BankAtlantic Bancorp of FL	17.47	59,779	1,044.3	19.75	13.70	18.19	-3.96	11.84	-8.05	1.25	1.45	7.37	5.90	90.81
CFB	Commercial Federal Corp. of NE	27.64	39,871	1,102.0	28.48	23.82	27.40	0.88	9.90	3.48	2.03	2.69	18.84	14.40	293.79
DSL	Downey Financial Corp. of CA	55.59	27,968	1,554.7	57.55	45.41	55.70	-0.20	15.57	12.76	3.21	2.34	33.70	33.58	508.52
FED	FirstFed Financial Corp. of CA	50.40	16,406	826.9	51.51	38.16	49.61	1.59	11.75	15.86	3.96	3.88	26.79	26.40	336.76
FBC	Flagstar Bancorp, Inc. of MI	20.67	61,141	1,263.8	28.11	18.00	20.86	-0.91	-5.96	-3.50	3.36	1.69	11.61	11.61	195.71
GDW	Golden West Fin. Corp. of CA	112.81	152,749	17,231.6	116.91	93.55	114.34	-1.34	17.01	9.32	7.79	7.75	42.98	42.98	609.88
NDE	IndyMac Bancorp, Inc. of CA	37.01	61,099	2,261.3	38.10	25.26	37.14	-0.35	45.14	24.24	2.89	-1.46	17.27	16.72	237.25
NYB	New York Community Bcrp of NY*	20.01	264,493	5,292.5	35.57	17.62	20.52	-2.49	-18.96	-29.89	1.35	1.83	11.49	3.76	91.07
PFB	PFF Bancorp, Inc. of Pomona CA	38.40	16,785	644.5	40.95	33.93	37.80	1.59	10.25	5.84	2.53	2.38	19.25	19.17	217.11
PFS	Provident Fin. Serv. Inc of NJ*	17.43	60,065	1,046.9	21.55	15.91	17.49	-0.34	-13.15	-7.78	0.59	0.54	13.59	13.22	71.53
SOV	Sovereign Bancorp, Inc. of PA	21.47	310,365	6,663.5	25.20	18.30	21.83	-1.65	13.96	-9.60	1.47	1.31	12.29	7.34	156.87
WES	Westcorp of Irvine CA	40.62	51,833	2,105.5	46.80	34.13	40.60	0.05	13.94	11.14	3.21	3.21	23.65	23.64	289.37
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	35.98	5,871	211.2	39.20	32.46	36.90	-2.49	2.36	-0.61	1.76	1.66	20.79	19.81	220.76
BFD	BostonFed Bancorp, Inc. of MA(8)	43.35	4,540	196.8	43.69	29.20	43.21	0.32	30.97	24.21	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	19.81	2,291	45.4	26.50	17.85	19.92	-0.55	7.96	-22.01	2.02	1.95	18.30	18.30	241.31
EFC	EFC Bancorp, Inc of Elgin IL	25.43	4,653	118.3	28.49	20.90	25.10	1.31	20.92	6.40	1.52	1.43	17.13	17.13	204.35
FDT	Federal Trust Corp of FL	8.90	6,662	59.3	9.05	6.90	8.25	7.88	18.67	11.25	0.46	0.41	4.11	4.11	77.36
GOV	Gouverneur Bcp MHC of NY(42.5)	14.50	2,283	14.1	14.50	11.50	14.15	2.47	17.41	23.93	0.36	0.35	7.82	7.82	42.94
NBN	Northeast Bancorp of Auburn ME*	18.99	2,525	47.9	20.50	16.57	18.99	0.00	13.04	-1.61	1.39	1.23	14.44	14.14	213.37
SZB	SouthFirst Bancshares of AL	15.60	719	11.2	18.75	15.15	15.60	0.00	-4.00	-9.83	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	41.00	2,279	93.4	41.75	34.10	41.50	-1.20	18.84	13.01	2.60	2.55	25.44	25.44	254.70
WSB	Washington SB, FSB of Bowie MD	12.46	7,308	91.1	13.60	8.75	13.07	-4.67	33.26	34.70	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	23.51	10,057	114.7	25.50	16.81	23.72	-0.89	-2.69	-1.05	0.57	0.50	11.59	11.59	78.50
WFI	Winton Financial Corp. of OH(8)	21.75	4,606	100.2	22.00	12.70	21.82	-0.32	64.15	65.27	1.05	0.82	9.98	9.96	120.22
WRO	Woronoco Bancorp, Inc. of MA	37.50	3,673	137.7	40.50	27.75	38.32	-2.14	29.40	3.45	1.55	1.42	21.43	20.94	240.15
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	19.00	1,223	23.2	25.00	17.32	19.26	-1.35	-2.16	-16.56	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	14.52	975	14.2	19.36	13.12	14.50	0.14	0.14	1.18	1.04	1.10	13.16	13.16	158.32
ASBP	ASB Financial Corp. of OH	21.05	1,661	35.0	29.24	21.05	21.99	-4.27	-20.33	-6.69	1.21	1.22	10.49	10.49	100.16
AABC	Access Anytime Bancorp of NM	13.99	1,227	17.2	14.74	13.00	14.00	-0.07	9.13	-1.55	0.95	0.19	13.07	7.62	232.55
AFBC	Advance Fin. Bancorp of WV(8)	25.75	1,398	36.0	26.75	16.70	25.77	-0.08	49.28	41.25	1.78	1.45	15.54	11.09	229.71
ALLB	Alliance Bank MHC of PA (20.0)	31.24	3,441	21.5	40.50	25.00	31.25	-0.03	20.62	11.57	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	15.80	3,149	49.8	18.00	14.07	15.74	0.38	-1.25	8.97	0.79	1.71	12.43	12.20	136.09
ABCW	Anchor BanCorp Wisconsin of WI	26.17	22,998	601.9	27.13	23.94	25.78	1.51	2.99	5.10	1.91	1.29	13.38	12.47	166.96
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	12.46	1	72.5	12.87	11.37	12.48	-0.16	24.60	24.60	0.36	0.25	6.52	6.34	43.27
ALFC	Atlantic Liberty Fincl of NY	18.25	1,681	30.7	20.90	16.48	17.94	1.73	-8.75	-6.65	0.84	0.84	15.72	15.72	108.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	17.39	5,899	37.3	22.68	13.15	16.86	3.14	7.02	-6.25	0.11	0.10	6.84	6.38	127.13
BKMU	Bank Mutual Corp of WI	12.15	78,232	950.5	12.60	9.65	12.10	0.41	4.20	6.67	0.33	0.29	9.07	8.33	39.72
BKUNA	BankUnited Fin. Corp. of FL	28.33	30,006	850.1	30.25	20.90	28.12	0.75	24.42	9.85	1.58	1.46	15.18	14.24	275.35
BRBI	Blue River Bancshares of IN	5.51	3,406	18.8	7.00	4.85	5.46	0.92	-4.01	-11.70	0.10	0.05	4.71	3.66	60.04
BYFC	Broadway Financial Corp. of CA	12.26	1,500	18.4	15.00	11.01	12.00	2.17	-12.55	-5.69	1.10	1.02	8.48	8.48	169.12
BRKL	Brookline Bancorp, Inc. of MA*	15.67	59,074	925.7	16.25	13.75	15.39	1.82	3.77	2.15	0.29	0.26	10.09	10.09	27.26
CITZ	CFS Bancorp, Inc of Munster IN	13.70	12,291	168.4	15.20	12.44	13.75	-0.36	-1.58	-7.43	0.25	0.19	12.57	12.45	119.74
CKFB	CKF Bancorp of Danville KY	17.00	1,466	24.9	20.00	13.13	17.00	0.00	24.09	1.49	1.14	1.14	10.76	10.01	103.59
CAFI	Camco Fin Corp of Cambridge OH	15.59	7,359	114.7	18.48	12.63	15.21	2.50	-13.63	-10.04	0.64	0.45	12.46	12.06	145.23
CFFN	Capitol Fd Fn MHC of KS (29.2)	32.64	73,970	701.7	39.58	29.27	32.87	-0.70	4.45	-9.51	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	31.98	1,665	53.2	38.00	26.00	31.94	0.13	-8.13	-12.41	1.26	1.09	25.61	24.27	305.31
GCFC	Central Federal Corp. of OH	12.88	2,039	26.3	18.00	11.25	12.65	1.82	-7.34	-19.95	-0.91	-0.96	9.15	9.15	63.24
CHFN	Charter Fincl MHC of GA (18.4)	35.87	19,571	128.1	41.00	31.17	35.50	1.04	2.66	-5.61	0.39	0.27	13.34	13.03	54.56
CFSL	Chesterfield Financial of IL(8)	31.30	3,876	121.3	31.49	22.75	31.31	-0.03	37.34	31.79	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.11	9,919	49.6	13.75	10.17	11.59	-4.14	11.10	11.10	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	23.01	8,290	190.8	25.83	20.53	24.08	-4.44	2.13	0.92	1.17	1.11	19.15	17.52	156.09
CFSB	Citizens First Fin Corp. of IL	24.80	1,499	37.2	28.50	20.00	24.80	0.00	-0.44	-2.75	1.06	0.84	22.45	22.45	222.97
CSBC	Citizens South Banking of NC	12.50	7,522	94.0	15.25	12.40	12.56	-0.48	-15.48	-10.39	0.40	0.28	9.54	8.53	66.55
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.44	30,530	157.2	14.25	10.50	11.74	-2.56	14.40	14.40	0.12	0.13	6.56	6.56	24.91
CFCP	Coastal Fin. Corp. of SC	14.14	15,856	224.2	15.82	11.82	13.75	2.84	8.60	-3.15	0.87	0.83	4.93	4.93	80.72
CCBI	Commercial Capital Bcrp of CA	23.20	53,126	1,232.5	24.99	12.83	23.96	-3.17	76.69	44.46	0.56	0.52	10.97	4.13	89.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of October 15, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1) ($)	anding (000)	ization(9) ($Mil)	High ($)	Low ($)	Week ($)	Week (%)	Ago(2) (%)	2000(2) (%)	EPS(3) ($)	EPS(3) ($)	Share ($)	Share(4) ($)	Share ($)
NASDAQ Listed OTC Companies (continued)															
CFFC	Community Fin. Corp. of VA	19.95	2,079	41.5	24.70	17.50	19.65	1.53	11.64	1.01	1.62	1.62	14.03	14.02	170.87
CIBI	Community Inv. Bncp, Inc of OH	13.70	1,080	14.8	17.00	13.00	13.70	0.00	0.22	-8.48	0.80	0.75	12.25	12.25	112.83
DCOM	Dime Community Bancshars of NY*	17.08	37,304	637.2	21.51	15.52	16.87	1.24	-1.44	-16.72	1.33	1.27	7.22	5.72	93.01
ESBF	ESB Financial Corp. of PA	13.55	10,717	145.2	16.89	10.63	13.50	0.37	-14.67	-15.84	0.87	0.76	8.31	7.61	127.07
ESBK	Elmira Svgs Bank, FSB of NY*	27.45	1,084	29.8	33.35	25.45	27.35	0.37	2.20	-3.38	2.30	1.79	18.63	18.16	289.26
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	25.60	6,893	176.5	30.44	15.95	25.58	0.08	39.13	21.62	1.23	1.17	13.23	13.23	111.57
FFDF	FFD Financial Corp of Dover OH	14.30	1,188	17.0	16.50	13.00	14.29	0.07	-3.31	-3.05	0.58	0.38	14.09	14.09	114.39
FFLC	FFLC Bancorp of Leesburg FL	29.73	5,405	160.7	30.47	24.26	27.70	7.33	1.47	3.41	1.68	1.58	14.89	14.89	187.05
FFWC	FFW Corporation of Wabash IN	23.01	1,285	29.6	26.12	20.14	22.00	4.59	7.02	4.59	1.90	1.63	17.61	16.85	186.70
FMCO	FMS Fin Corp. of Burlington NJ	16.90	6,501	109.9	20.50	15.15	16.90	0.00	-8.50	-6.11	1.11	1.11	10.05	9.60	190.77
FFHH	FSF Financial Corp. of MN(8)	34.60	2,386	82.6	35.00	28.01	34.65	-0.14	8.16	13.44	1.82	0.77	21.64	19.63	214.09
FSBI	Fidelity Bancorp, Inc. of PA	22.00	2,668	58.7	24.35	19.75	21.85	0.69	0.64	-6.34	1.68	1.45	14.94	13.86	238.29
FFFL	Fidelity Bankshares, Inc of FL	38.14	15,130	577.1	38.80	26.90	36.60	4.21	35.49	21.46	1.27	1.32	12.50	12.14	224.89
FFED	Fidelity Fed. Bancorp of IN(8)	1.51	11,000	16.6	2.55	1.32	1.50	0.67	-11.70	-4.43	0.02	-0.01	1.42	1.42	17.52
FBTC	First BancTrust Corp of IL	11.95	2,500	29.9	13.75	11.05	11.80	1.27	-2.29	-1.48	0.61	0.44	10.30	10.30	88.49
FBEI	First Bancorp of Indiana of IN	19.63	1,626	31.9	23.40	19.05	19.63	0.00	-1.95	-2.19	0.19	-0.07	17.82	16.57	162.40
FBSI	First Bancshares, Inc. of MO	19.60	1,628	31.9	22.15	19.28	19.62	-0.10	-5.68	-6.67	1.44	1.37	16.77	16.47	162.76
FCAP	First Capital, Inc. of IN	20.35	2,817	57.3	25.00	19.00	20.30	0.25	-3.10	-3.10	1.24	1.25	15.57	13.45	148.33
FCFL	First Community Bk Corp of FL	21.50	2,115	45.5	26.19	14.30	20.67	4.02	38.26	40.52	0.82	0.76	10.65	10.45	101.69
FDEF	First Defiance Fin. Corp of OH	25.35	6,318	160.2	30.65	22.01	25.85	-1.93	-5.80	-2.12	1.92	1.37	19.70	16.64	169.86
FFFS	First Fed Serv MHC of IL(45.0)	14.00	3,920	24.7	14.65	11.00	14.00	0.00	40.00	40.00	0.48	0.48	9.08	9.08	34.47
FFBH	First Fed. Bancshares of AR	20.25	5,195	105.2	21.50	18.00	20.48	-1.12	6.86	-1.22	1.40	1.26	14.35	14.35	137.18
FTFC	First Fed. Capital Corp. of WI(8)	30.95	22,517	696.9	31.19	19.76	30.70	0.81	39.35	37.19	1.62	0.70	12.63	8.62	163.64
FFBI	First Federal Bancshares of IL	23.65	1,310	31.0	36.00	20.10	23.99	-1.42	-25.42	-32.81	1.71	1.65	16.43	15.21	234.90
FFSX	First Federal Bankshares of IA	22.40	3,740	83.8	25.24	20.00	22.66	-1.15	2.42	-9.16	1.50	1.24	19.11	14.10	164.58
FFBZ	First Federal Bncrp, Inc of OH(8)	13.15	3,286	43.2	15.00	8.06	13.13	0.15	61.55	44.98	0.56	0.48	6.97	6.97	78.57
FFCH	First Fin. Holdings Inc. of SC	30.79	12,382	381.2	33.14	25.75	30.55	0.79	1.18	-1.54	2.03	1.81	13.18	11.36	198.02
FFHS	First Franklin Corp. of OH	20.75	1,646	34.2	22.00	15.26	21.26	-2.40	6.41	15.47	0.69	0.41	14.32	14.32	165.72
FKFS	First Keystone Fin., Inc of PA	23.25	1,926	44.8	29.00	21.40	21.67	7.29	-14.05	-14.84	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	23.00	2,497	57.4	24.75	20.26	22.80	0.88	2.91	6.48	1.70	1.92	17.95	16.59	303.38
FMSB	First Mutual Bncshrs Inc of WA*	24.80	5,277	130.9	26.45	17.83	24.84	-0.16	34.34	11.36	1.66	1.47	10.38	10.38	182.62
FNFG	First Niagara Fin. Group of NY*	13.57	83,686	1,135.6	15.78	11.49	13.48	0.67	-7.37	-9.35	0.43	0.42	8.70	7.33	42.89
FNFI	First Niles Fin., Inc. of OH	19.49	1,376	26.8	20.70	16.43	19.70	-1.07	12.99	9.80	0.76	0.64	11.19	11.19	70.69
FPTB	First PacTrust Bancorp of CA	25.85	4,696	121.4	26.90	19.53	24.90	3.82	23.10	15.82	1.01	1.00	16.66	16.66	141.61
FPFC	First Place Fin. Corp. of OH	19.56	15,141	296.2	20.28	16.44	19.50	0.31	4.21	0.15	0.93	0.64	14.74	9.83	148.41
FBNW	FirstBank NW Corp. of WA	28.87	2,965	85.6	31.05	24.50	29.00	-0.45	1.48	-4.88	1.73	1.30	23.50	16.48	247.10
FFIC	Flushing Fin. Corp. of NY*	19.33	19,228	371.7	19.93	14.77	19.15	0.94	25.93	5.74	1.18	1.17	7.80	7.59	105.47
FKKY	Frankfort First Bancorp of KY(8)	24.34	1,267	30.8	26.36	19.79	24.22	0.50	17.19	17.02	0.75	0.75	13.82	13.82	109.01
FBTX	Franklin Bank Corp of TX	17.07	21,225	362.3	20.70	14.33	17.23	-0.93	17.72	-10.16	0.59	0.50	11.98	9.15	144.65
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	19.75	1,147	22.7	25.98	17.87	19.75	0.00	13.51	-9.78	1.18	1.14	15.81	15.81	202.34
GSLA	GS Financial Corp. of LA	18.83	1,299	24.5	20.00	17.73	18.83	0.00	-1.47	-3.14	0.40	0.19	21.86	21.86	161.27
GTPS	Great American Bancorp of IL	29.01	735	21.3	36.75	23.00	30.40	-4.57	-15.32	-17.14	1.67	1.57	23.09	22.43	213.96
PEDE	Great Pee Dee Bancorp of SC	15.25	1,814	27.7	18.10	15.05	15.25	0.00	-11.59	-13.35	0.69	0.63	14.36	13.78	86.19
GAFC	Greater Atlant. Fin Corp of VA	6.25	3,012	18.8	8.25	5.78	6.26	-0.16	-21.88	-23.31	-0.04	-3.12	6.38	5.96	167.48
GCBC	Green Co Bcrp MHC of NY (43.9)	31.04	2,054	28.0	36.00	28.16	31.06	-0.06	-3.30	-6.51	1.42	1.43	14.52	14.52	138.55
HFFC	HF Financial Corp. of SD	16.49	3,533	58.3	18.25	14.05	16.31	1.10	3.06	0.86	1.48	1.22	14.62	13.22	239.76
HMNF	HMN Financial, Inc. of MN	29.24	4,457	130.3	29.25	20.46	28.55	2.42	40.37	20.38	2.20	1.66	18.20	17.26	205.09
HARB	Harbor Florida Bancshrs of FL	31.20	23,789	742.2	33.74	26.02	31.29	-0.29	13.08	4.91	1.66	1.52	11.68	11.51	108.97
HARL	Harleysville Svgs Fin Cp of PA	27.86	2,292	63.9	34.50	25.75	28.65	-2.76	2.05	-6.82	2.06	1.91	18.88	18.88	308.86
HWFG	Harrington West Fncl Grp of CA	19.09	5,269	100.6	19.70	13.16	17.80	7.25	44.51	38.03	1.53	1.46	9.29	8.35	199.36
HIFS	Hingham Inst. for Sav. of MA*	41.50	2,081	86.4	44.97	35.82	41.16	0.83	12.31	-0.10	2.80	2.77	20.26	20.26	252.79
HCFC	Home City Fin. Corp. of OH	15.87	824	13.1	18.25	14.55	16.00	-0.81	2.99	-8.00	0.79	0.78	15.03	14.67	185.99
HWEN	Home Financial Bancorp of IN	5.45	1,356	7.4	6.40	4.79	6.00	-9.17	1.68	-13.63	0.27	0.35	5.26	5.26	46.77
HLFC	Home Loan Financial Corp of OH	20.50	1,682	34.5	21.40	16.50	19.58	4.70	23.87	6.49	1.06	1.00	13.26	13.26	95.14
HFBC	HopFed Bancorp, Inc. of KY	16.99	3,637	61.8	18.50	16.00	17.22	-1.34	-3.63	-1.45	1.09	0.98	12.75	11.20	160.10
HRZB	Horizon Financial Corp. of WA*	19.55	10,303	201.4	22.56	16.73	19.24	1.61	12.62	11.65	1.24	1.06	10.44	10.39	85.17
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	36.21	187,157	2,338.4	40.38	31.40	36.32	-0.30	5.38	-5.16	1.16	1.10	6.88	6.88	99.76
HRBT	Hudson River Bancorp Inc of NY(8)	19.09	30,430	580.9	21.44	15.83	18.96	0.69	15.28	-2.20	1.08	1.08	9.36	7.06	85.76
ICBC	Independence Comm Bnk Cp of NY	39.15	83,392	3,264.8	41.58	34.30	38.95	0.51	7.14	8.84	1.99	1.98	25.78	11.28	216.06
IFSB	Independence FSB of DC(8)	17.01	1,552	26.4	25.49	16.58	17.85	-4.71	-16.21	-26.87	-1.58	-3.08	11.19	11.19	125.53
JXSB	Jcksnville Bcp MHC of IL(46.8)	19.25	1,952	17.6	20.00	13.20	19.25	0.00	22.22	14.18	0.35	0.25	9.86	8.30	136.17
JFBI	Jefferson Bancshares Inc of TN	13.10	8,386	109.9	15.00	11.30	13.07	0.23	-9.66	-5.07	0.17	0.48	11.14	11.14	36.43
KFED	K-Fed Bancorp of CA MHC (39.1)	14.50	14,549	82.5	15.62	10.47	14.15	2.47	45.00	45.00	0.24	0.21	6.13	6.13	40.17
KNBT	KNBT Bancorp, Inc. of PA	17.02	28,854	491.1	17.99	14.17	16.95	0.41	70.20	-3.19	-0.10	0.41	13.04	11.48	75.72
LSBX	LSB Corp of No. Andover MA*	19.60	4,307	84.4	20.81	15.00	20.25	-3.21	20.54	13.23	1.41	2.01	13.23	13.23	110.58

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of October 15, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
LSBI	LSB Fin. Corp. of Lafayette IN	25.25	1,431	36.1	27.00	20.95	26.67	-5.32	1.20	-3.59	2.11	1.64	20.20	20.20	239.49
LARL	Laurel Capital Group Inc of PA	24.00	1,929	46.3	25.98	19.13	23.82	0.76	16.50	-3.03	0.87	0.86	14.06	12.16	155.20
LNCB	Lincoln Bancorp of IN	19.15	4,430	84.8	21.52	16.12	18.84	1.65	-1.39	-4.01	0.77	0.74	18.18	17.70	131.19
MAFB	MAF Bancorp, Inc. of IL	43.81	32,668	1,431.2	44.95	39.27	43.60	0.48	7.77	4.56	2.92	2.65	27.74	19.32	286.97
MFBC	MFB Corp. of Mishawaka IN	30.13	1,329	40.0	35.00	27.56	29.70	1.45	-8.06	-1.08	2.02	1.30	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	37.01	4,393	162.6	44.27	32.05	36.78	0.63	-9.07	-13.95	1.73	1.48	24.51	24.26	223.18
MTXC	Matrix Bancorp, Inc. of CO	12.65	6,520	82.5	13.91	8.00	13.00	-2.69	51.50	36.76	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	18.95	2,051	38.9	21.00	12.67	18.35	3.27	42.70	26.25	0.94	0.54	8.63	8.58	107.41
MCBF	Monarch Community Bncrp of MI	14.00	2,710	37.9	17.21	12.57	14.00	0.00	-6.67	-13.10	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	23.93	4,949	118.4	29.21	20.94	23.82	0.46	-15.14	-4.70	1.49	1.31	18.64	18.45	165.37
MYST	Mystic Financial, Inc. of MA(8)*	40.54	1,566	63.5	40.55	24.17	40.05	1.22	63.80	34.11	1.20	0.93	17.08	17.08	281.73
NASB	NASB Fin, Inc. of Grandview MO	36.77	8,458	311.0	44.50	34.27	37.61	-2.23	-3.54	-12.26	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	28.95	2,075	60.1	35.67	26.70	29.00	-0.17	9.16	-14.48	2.89	2.09	19.75	13.90	291.52
NVSL	Naug Vlly Fin MHC of CT (45.0)	10.80	7,604	37.0	11.25	10.50	10.81	-0.09	8.00	8.00	0.21	0.21	6.49	6.49	37.01
NTBK	NetBank, Inc. of Alpharetta GA	9.68	46,673	451.8	14.83	9.65	9.88	-2.02	-30.31	-27.49	0.73	-1.19	9.22	7.73	110.89
NABC	NewAlliance Bancshares of CT	14.15	114,159	1,615.3	15.72	12.92	14.12	0.21	41.50	41.50	-0.15	0.25	12.29	7.95	55.98
NMIL	Newmil Bancorp, Inc. of CT*	28.63	4,208	120.5	29.85	25.70	28.48	0.53	11.18	-1.45	1.89	1.83	12.64	10.60	173.66
FFFD	North Central Bancshares of IA	37.72	1,563	59.0	39.25	34.90	37.97	-0.66	4.17	2.39	3.53	3.53	26.37	23.19	288.05
NEIB	Northeast Indiana Bncrp of IN	21.50	1,425	30.6	22.93	18.50	21.50	0.00	17.49	2.19	1.16	1.08	18.61	18.61	157.96
NEPF	Northeast PA Fin. Corp of PA	16.50	4,172	68.8	20.00	16.25	16.42	0.49	-8.13	-14.11	-0.07	-0.15	13.77	11.22	211.06
NWSB	Northwest Bcrp MHC of PA(41.4)	22.43	47,960	445.2	26.67	19.00	22.59	-0.71	13.40	5.11	1.05	0.97	10.42	7.46	120.49
OCFC	OceanFirst Fin. Corp of NJ	23.99	13,244	317.7	28.00	21.30	23.67	1.35	-7.34	-11.64	1.37	0.83	10.23	10.12	140.24
ONFC	Oneida Fincl MHC of NY (42.4)	11.50	7,488	36.5	17.65	8.74	11.70	-1.71	-26.56	-21.98	0.40	0.34	6.52	4.74	57.53
PBNC	PFS Bancorp Inc. of Aurora IN	19.10	1,474	28.2	24.26	17.89	23.00	-16.96	4.77	-2.80	0.57	0.57	18.42	18.42	84.66
PHSB	PHSB Financial Corp. of PA(8)	26.81	2,903	77.8	26.99	17.60	26.74	0.26	37.00	24.70	1.02	0.49	15.65	15.65	111.27
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.55	6,943	33.9	11.20	10.25	10.63	-0.75	5.50	5.50	0.24	0.23	7.20	7.20	44.00
PVFC	PVF Capital Corp. of Solon OH	13.90	7,044	97.9	16.34	11.65	14.25	-2.46	3.58	-5.12	0.98	0.49	9.00	9.00	107.28
PPBI	Pacific Premier Bncrp of CA(8)	12.00	5,255	63.1	15.25	8.12	11.67	2.83	47.60	8.21	1.09	1.27	7.88	7.88	80.63
PBCI	Pamrapo Bancorp, Inc. of NJ	22.76	4,975	113.2	29.60	19.45	22.90	-0.61	4.69	-10.22	1.60	1.60	10.68	10.68	129.39
PFED	Park Bancorp of Chicago IL	30.30	1,145	34.7	35.05	26.58	30.80	-1.62	8.21	4.27	2.27	2.06	26.09	26.09	236.49
PVSA	Parkvale Financial Corp of PA	26.54	5,581	148.1	30.73	25.21	26.75	-0.79	-2.43	-1.15	1.79	1.67	18.76	16.76	288.92
PRTR	Partners Trust Fin. Grp. of NY	10.52	27,743	291.9	21.27	9.35	10.70	-1.68	-17.17	-39.64	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	17.00	2,448	14.7	21.00	14.77	17.00	0.00	0.06	-7.91	0.61	0.42	8.61	6.74	122.52
PFSB	PennFed Fin. Services of NJ	31.06	6,788	210.8	36.95	27.80	31.04	0.06	3.88	-7.28	1.78	1.73	17.44	17.24	280.24
PFDC	Peoples Bancorp of Auburn IN	22.50	3,371	75.8	28.00	21.32	22.47	0.13	1.12	-6.25	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	36.64	93,700	1,429.9	37.00	20.35	36.44	0.55	72.91	68.85	1.88	0.65	12.34	11.15	113.76
PCBI	Peoples Community Bcrp. of OH	23.99	3,899	93.5	24.50	19.83	23.75	1.01	-1.68	6.62	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.00	1,433	21.5	18.50	13.25	14.93	0.47	7.14	-5.54	0.68	0.68	12.16	12.16	94.75
PFSL	Pocahontas Bancorp, Inc. of AR	15.98	4,571	73.0	18.11	13.10	16.25	-1.66	19.61	0.25	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	11.67	39,638	462.6	12.42	9.29	11.75	-0.68	20.43	10.09	0.24	0.29	8.64	6.83	44.97
PROV	Provident Fin. Holdings of CA	27.85	7,092	197.5	29.58	20.01	28.85	-3.47	32.56	15.18	2.37	0.79	15.51	15.49	185.99
PULB	Pulaski Fin Cp of St. Louis MO	18.10	5,474	99.1	20.44	14.40	18.29	-1.04	18.69	7.23	1.03	0.31	7.05	6.95	103.51
RPFG	Ranier Pacific Fin Group of WA	17.46	8,442	147.4	18.35	15.22	17.70	-1.36	74.60	9.67	-0.24	-0.31	12.92	12.89	90.10
RIVR	River Valley Bancorp of IN(8)	22.35	1,599	35.7	30.25	20.38	23.05	-3.04	7.71	-24.06	1.58	1.20	13.82	13.80	161.64
RVSB	Riverview Bancorp, Inc. of WA	21.95	4,790	105.1	21.95	19.26	21.59	1.67	9.75	3.25	1.51	1.52	13.83	11.76	107.59
ROME	Rome Bncp Inc MHC of NY (38.5)*	26.00	4,233	42.4	36.00	25.15	26.90	-3.35	0.93	-16.29	0.36	0.45	8.40	8.40	62.68
SIFI	SI Fin Gp Inc MHC of CT (42.0)	11.00	12,564	58.0	11.20	10.70	11.06	-0.54	10.00	10.00	0.23	0.23	6.13	6.10	47.57
SVBI	Severn Bancorp, Inc. of MD	33.74	4,159	140.3	37.70	26.05	33.70	0.12	10.62	5.60	2.88	2.75	13.08	13.00	149.27
SFFS	Sound Fed Bancorp, Inc. of NY	14.95	12,550	187.6	17.35	12.51	14.64	2.12	-5.80	-4.11	0.51	0.51	9.96	8.85	72.88
SSFC	South Street Fin. Corp. of NC*	10.00	3,068	30.7	10.95	9.13	9.80	2.04	-3.10	-4.21	0.29	0.29	8.29	8.29	68.99
SMBC	Southern Missouri Bncrp of MO	15.25	2,252	34.3	17.50	13.61	15.32	-0.46	6.12	10.11	1.28	1.29	11.52	10.25	138.50
STSA	Sterling Financial Corp of WA	36.68	22,615	829.5	37.21	26.66	36.15	1.47	30.58	17.90	1.90	1.85	18.05	11.46	276.77
STBI	Sturgis Bancorp, Inc. of MI	14.63	2,730	39.9	15.87	11.95	14.42	1.46	21.92	3.10	0.76	0.55	10.34	8.43	115.06
SYNF	Synergy Financial Group of NJ	10.50	12,452	130.7	11.50	8.46	10.84	-3.14	23.97	4.48	0.31	0.31	8.39	8.33	64.26
THRD	TF Fin. Corp. of Newtown PA	28.40	2,887	82.0	35.47	26.30	28.13	0.96	-9.84	-16.96	-1.31	-1.22	19.84	18.24	216.37
TONE	TierOne Corp. of Lincoln NE	22.81	18,286	417.1	25.37	19.77	22.56	1.11	0.48	-0.65	1.29	1.18	14.42	14.42	123.33
TSBK	Timberland Bancorp, Inc. of WA	23.36	3,892	90.9	24.75	21.00	23.30	0.26	-6.37	2.95	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	13.00	74,191	964.5	14.25	11.80	12.83	1.33	0.08	-1.14	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	18.45	1,988	36.7	19.60	16.53	18.00	2.50	7.33	5.67	1.00	1.00	17.06	15.67	131.56
UCFC	United Community Fin. of OH	11.38	31,165	354.7	13.99	9.85	11.36	0.18	9.63	-0.26	0.69	0.55	7.84	6.65	70.07
UPFC	United PanAm Fin. Corp of CA	19.11	16,164	308.9	19.64	14.20	19.39	-1.44	7.36	14.50	1.01	0.98	6.82	6.82	103.23
UTBI	United Tenn. Bankshares of TN	20.00	1,202	24.0	20.00	14.82	19.90	0.50	34.95	23.61	1.70	1.65	14.21	13.58	102.69
WSFS	WSFS Financial Corp. of DE(8)*	51.87	7,016	363.9	53.75	41.61	50.23	3.26	17.33	15.65	3.47	3.30	25.33	25.17	342.07
WVFC	WVS Financial Corp. of PA	17.65	2,466	43.5	19.98	16.00	17.65	0.00	0.06	0.86	0.93	0.93	11.84	11.84	175.84
WFSL	Washington Federal, Inc. of WA	25.48	78,444	1,998.8	26.44	22.13	25.26	0.87	3.83	-1.24	1.72	1.72	13.98	13.23	92.86

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of October 15, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WAYN Wayne Savings Bancshares of OH	16.50	3,770	62.2	21.00	14.20	16.41	0.55	16.20	-8.33	0.65	0.62	11.15	10.76	102.51
WYPT Waypoint Financial Corp of PA(8)	27.30	33,402	911.9	28.20	19.50	27.49	-0.69	27.21	25.86	1.02	0.78	11.86	11.23	162.95
WCFB Wbstr Cty Fed MHC of IA (39.0)	12.10	3,772	17.8	17.25	12.00	12.05	0.41	-9.70	-13.57	0.30	0.30	5.99	5.96	27.78
WEFC Wells Fin. Corp. of Wells MN	29.50	1,161	34.2	34.79	22.16	29.50	0.00	5.36	-1.67	2.32	1.14	24.40	24.40	192.38
WGBC Willow Grove Bancorp Inc of PA	17.02	9,884	168.2	18.78	14.85	16.82	1.19	5.52	-4.17	0.62	0.52	10.50	10.40	93.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Weekly Thrift Market Line - Part Two
Prices As Of October 15, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(148)	10.01	9.18	0.80	8.85	5.32	0.68	7.13	0.61	172.99	0.97	17.53	152.24	14.82	167.18	19.41	0.45	2.09	33.86
NYSE Traded Companies(11)	7.31	6.62	1.20	16.37	7.97	0.92	12.44	0.41	185.62	0.98	13.39	194.35	14.27	218.41	14.52	0.57	1.72	20.48
AMEX Traded Companies(9)	8.21	8.12	0.80	9.00	5.10	0.64	7.18	0.42	220.80	0.76	16.04	159.14	13.04	160.61	17.59	0.50	2.15	29.88
NASDAQ Listed OTC Companies(128)	10.38	9.49	0.77	8.11	5.08	0.66	6.62	0.64	168.98	0.98	18.09	147.72	14.98	162.56	20.06	0.44	2.12	35.70
California Companies(13)	7.88	7.17	1.11	14.48	6.66	0.81	10.74	0.23	346.39	1.26	15.00	198.13	15.52	200.07	16.73	0.42	1.30	20.36
Florida Companies(7)	7.66	7.31	0.98	11.94	5.15	0.96	11.71	0.33	245.44	0.83	20.57	230.57	17.67	243.18	21.38	0.25	0.94	18.51
Mid-Atlantic Companies(33)	9.12	8.00	0.77	9.11	4.90	0.67	6.78	0.32	231.74	1.07	17.94	156.85	14.74	181.04	20.11	0.46	2.15	39.13
Mid-West Companies(68)	10.50	9.84	0.78	7.96	5.67	0.65	6.64	0.83	125.82	0.89	17.50	135.26	13.97	146.51	19.57	0.50	2.44	38.92
New England Companies(4)	12.55	9.23	0.49	6.87	4.35	0.66	6.93	0.12	437.64	0.91	17.11	145.57	16.94	188.45	20.13	0.62	2.12	41.38
North-West Companies(6)	12.45	11.12	1.01	8.78	4.95	0.94	8.18	0.31	218.24	1.19	16.27	154.81	18.82	189.44	17.60	0.49	2.05	34.06
South-East Companies(13)	12.11	11.66	0.67	6.64	3.91	0.51	4.32	0.83	107.89	0.97	16.93	144.24	16.07	151.45	17.77	0.43	2.20	31.49
South-West Companies(3)	6.95	4.80	0.49	6.27	5.12	0.24	2.86	0.30	109.28	0.44	21.83	124.76	8.91	185.08	34.14	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	5.06	0.43	10.41	2.55	23.68	0.80	19.77	111.16	4.75	111.16	11.19	0.00	0.00	0.00
Thrift Strategy(139)	10.14	9.33	0.79	8.59	5.22	0.67	6.90	0.62	167.66	0.97	17.73	150.42	14.86	163.33	19.50	0.46	2.14	35.03
Mortgage Banker Strategy(7)	7.54	6.00	1.07	13.95	7.06	0.92	12.18	0.36	291.22	1.07	14.49	189.47	14.37	248.38	15.77	0.28	1.11	14.84
Real Estate Strategy(2)	8.39	8.39	0.95	11.25	7.05	0.48	5.63	1.48	39.06	0.70	14.18	154.44	12.96	154.44	28.37	0.27	1.94	27.55
Companies Issuing Dividends(135)	10.28	9.46	0.82	8.89	5.39	0.70	7.45	0.61	176.85	0.95	17.35	151.31	15.10	165.01	19.31	0.49	2.26	36.88
Companies Without Dividends(13)	6.69	5.76	0.62	8.36	4.42	0.38	3.31	0.58	113.39	1.27	19.82	163.57	11.36	193.26	20.76	0.00	0.00	0.00
Equity/Assets <6%(13)	5.16	4.80	0.64	11.23	6.52	0.37	5.56	0.57	142.34	0.72	16.14	167.31	8.75	179.51	17.89	0.26	1.28	17.91
Equity/Assets 6-12%(102)	8.81	8.13	0.87	9.85	5.78	0.72	8.12	0.64	165.85	1.02	16.76	158.15	13.94	174.78	18.86	0.49	2.14	32.14
Equity/Assets >12%(33)	15.55	14.07	0.68	4.91	3.47	0.69	4.81	0.53	204.96	0.93	21.47	128.67	19.88	138.78	22.44	0.41	2.25	49.43
Actively Traded Companies(10)	8.51	7.19	1.10	13.30	6.48	1.16	13.98	0.52	138.51	0.89	15.69	189.01	15.81	233.33	14.76	0.57	2.08	26.67
Market Value Below $20 Million(11)	8.04	7.55	0.39	4.44	3.82	0.10	-1.34	0.86	86.95	0.70	17.41	110.96	8.83	123.55	15.88	0.24	1.77	32.35
Holding Company Structure(146)	10.01	9.17	0.79	8.77	5.29	0.67	7.07	0.61	172.99	0.98	17.59	151.92	14.79	166.97	19.46	0.46	2.09	33.96
Assets Over $1 Billion(52)	9.31	7.92	0.97	11.78	5.84	0.81	9.66	0.50	202.18	1.08	16.46	178.52	16.19	204.64	18.83	0.44	1.80	27.80
Assets $500 Million-$1 Billion(36)	9.08	8.44	0.73	8.27	5.26	0.57	5.67	0.44	226.04	0.92	18.19	149.77	13.44	162.06	20.29	0.48	2.11	38.05
Assets $250-$500 Million(31)	10.54	9.90	0.77	7.68	5.87	0.72	7.02	0.79	116.39	0.91	16.81	130.90	13.51	141.60	17.91	0.47	2.29	35.76
Assets less than $250 Million(29)	12.09	11.87	0.62	5.18	3.85	0.53	4.38	0.87	98.95	0.90	19.55	127.53	15.38	130.81	20.94	0.43	2.43	39.46
Goodwill Companies(99)	9.77	8.55	0.80	8.78	5.13	0.66	6.80	0.56	192.91	1.00	17.46	153.28	14.76	175.37	19.26	0.46	2.07	33.60
Non-Goodwill Companies(49)	10.53	10.53	0.81	9.01	5.73	0.72	7.84	0.73	127.45	0.92	17.65	150.03	14.95	150.03	19.67	0.44	2.14	34.38
Acquirors of FSLIC Cases(6)	8.86	8.35	1.04	11.92	6.35	1.18	13.55	0.64	100.43	0.78	16.05	176.70	15.58	188.41	14.53	0.56	2.08	23.26

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 15, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(21)	11.74	10.82	1.03	10.34	5.54	1.01	9.98	0.13	372.65	1.01	19.25	176.21	19.62	186.39	20.15	0.53	2.41	40.63
NYSE Traded Companies(2)	15.81	11.31	1.32	9.61	5.07	1.60	12.09	0.12	376.55	0.77	22.18	151.20	23.17	131.85	21.61	0.62	3.19	57.38
AMEX Traded Companies(2)	8.09	7.80	0.78	8.99	6.11	0.71	8.21	0.29	274.47	1.11	17.05	152.29	12.60	157.96	18.56	0.42	1.61	26.59
NASDAQ Listed OTC Companies(17)	11.68	11.18	1.03	10.64	5.52	0.97	9.94	0.11	399.59	1.03	19.13	183.20	20.12	194.35	20.18	0.53	2.41	40.18
Mid-Atlantic Companies(7)	12.25	9.89	1.21	11.64	5.93	1.26	11.86	0.17	293.08	0.82	19.51	181.69	20.69	204.28	20.14	0.54	2.77	49.14
New England Companies(10)	11.98	11.72	0.93	9.32	5.35	0.90	8.87	0.12	373.11	1.14	18.11	170.54	19.78	177.72	18.83	0.56	2.06	36.45
North-West Companies(3)	8.97	8.94	1.26	14.44	6.52	1.09	12.61	0.07	768.20	1.31	15.35	213.09	18.27	213.54	17.66	0.44	2.06	31.81
South-East Companies(1)	12.02	12.02	0.41	3.50	2.90	0.41	3.50	0.00	0.00	0.39	34.48	120.63	14.49	120.63	34.48	0.40	4.00	0.00
Thrift Strategy(20)	11.74	10.82	1.03	10.34	5.54	1.01	9.98	0.13	372.65	1.01	19.25	176.21	19.62	186.39	20.15	0.53	2.41	40.63
Companies Issuing Dividends(21)	11.74	10.82	1.03	10.34	5.54	1.01	9.98	0.13	372.65	1.01	19.25	176.21	19.62	186.39	20.15	0.53	2.41	40.63
Equity/Assets <6%(1)	5.68	5.68	1.00	17.06	6.69	0.88	15.11	0.12	768.20	1.11	14.94	238.92	13.58	238.92	16.87	0.36	1.45	21.69
Equity/Assets 6-12%(14)	8.40	8.01	0.99	11.45	6.24	0.95	10.79	0.15	325.13	0.99	16.92	182.84	15.16	195.33	17.71	0.58	2.21	36.12
Equity/Assets >12%(6)	18.86	16.82	1.12	7.18	4.07	1.16	7.65	0.11	351.68	1.03	25.23	153.60	28.82	156.21	25.69	0.47	2.93	57.78
Actively Traded Companies(5)	10.32	10.20	1.05	9.78	5.78	1.08	10.02	0.04	486.83	1.17	18.25	163.22	16.83	165.09	19.50	0.66	2.27	40.37
Holding Company Structure(18)	12.59	11.50	1.04	9.97	5.31	1.06	10.03	0.13	358.76	1.01	20.02	173.33	20.64	185.13	20.87	0.51	2.44	42.10
Assets Over $1 Billion(8)	16.21	14.15	1.20	9.94	4.85	1.24	10.38	0.15	297.88	0.93	20.93	181.59	26.92	201.20	21.19	0.47	2.48	48.18
Assets $500 Million-$1 Billion(8)	8.48	8.21	0.96	11.36	6.05	0.87	10.35	0.13	470.31	1.02	17.30	180.70	15.06	188.66	19.39	0.59	2.06	35.51
Assets $250-$500 Million(3)	9.20	9.12	1.09	11.31	7.79	1.28	12.39	0.13	258.21	1.47	12.92	147.75	13.61	149.65	12.54	0.64	2.71	34.96
Assets less than $250 Million(2)	10.03	10.00	0.64	7.20	3.93	0.46	4.88	0.04	0.00	0.79	27.32	170.11	16.07	170.74	34.48	0.40	3.06	42.55
Goodwill Companies(14)	10.51	9.23	1.04	10.57	5.72	0.99	9.90	0.16	302.09	0.96	19.16	177.22	17.96	191.73	20.53	0.55	2.40	43.41
Non-Goodwill Companies(7)	14.94	14.94	1.01	9.74	5.08	1.08	10.20	0.06	690.15	1.13	19.54	173.57	23.94	173.57	19.02	0.48	2.42	28.57

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 15, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(17)	15.81	15.33	0.65	4.63	2.20	0.64	4.43	0.42	198.20	0.81	27.15	206.74	31.28	219.70	26.96	0.42	1.94	25.39
BIF-Insured Thrifts(6)	11.55	11.12	0.87	8.67	3.00	0.66	6.41	0.49	136.16	0.88	26.19	230.65	29.63	247.95	32.92	0.55	1.93	52.23
AMEX Traded Companies(2)	16.49	16.49	0.80	4.65	2.45	0.74	4.30	0.60	135.11	1.14	NM	194.13	31.86	194.13	NM	0.33	1.75	71.20
NASDAQ Listed OTC Companies(21)	14.53	14.01	0.70	5.78	2.41	0.64	5.00	0.42	185.93	0.79	26.79	213.98	30.76	229.32	28.15	0.46	1.95	28.94
California Companies(1)	15.26	15.26	0.60	3.92	1.66	0.52	3.43	0.02	0.00	0.47	NM	236.54	36.10	236.54	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.69	10.94	0.71	6.88	2.73	0.69	6.50	0.52	195.70	0.79	26.21	225.92	27.41	250.90	27.89	0.47	2.17	59.63
Mid-West Companies(5)	18.81	18.55	0.61	3.54	1.73	0.73	3.84	0.36	150.23	0.60	29.17	189.17	33.29	196.71	29.17	0.64	3.02	0.00
New England Companies(5)	14.48	14.26	0.77	6.34	2.77	0.55	4.01	0.33	196.63	1.16	19.49	198.43	27.69	204.94	NM	0.31	0.97	26.38
South-East Companies(2)	19.76	19.27	0.79	4.32	1.99	0.55	3.00	0.58	108.08	2.08	34.61	230.00	47.27	235.91	NM	0.50	1.39	0.00
Thrift Strategy(22)	14.87	14.43	0.67	5.18	2.29	0.65	4.90	0.44	178.24	0.82	27.83	208.14	30.79	221.24	28.15	0.42	1.88	32.92
Diversified Strategy(1)	10.85	9.80	1.56	16.71	5.13	0.54	5.78	0.33	207.39	0.99	19.49	296.92	32.21	328.61	NM	1.16	3.17	61.70
Companies Issuing Dividends(17)	13.80	13.19	0.69	6.13	2.42	0.63	5.26	0.49	171.68	0.88	25.09	224.60	31.05	243.39	27.89	0.61	2.62	61.21
Companies Without Dividends(6)	17.24	17.16	0.75	4.44	2.38	0.69	4.05	0.06	312.41	0.44	31.89	179.04	30.30	180.09	29.17	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.63	0.09	1.33	0.17	191.96	0.65	NM	254.24	13.68	272.57	NM	0.50	2.88	0.00
Equity/Assets 6-12%(9)	9.23	8.20	0.80	8.83	3.31	0.64	6.98	0.57	133.63	0.87	25.09	231.55	23.80	265.90	27.89	0.74	2.73	57.88
Equity/Assets >12%(13)	19.20	19.12	0.68	3.83	1.92	0.70	3.81	0.32	237.80	0.81	31.89	197.02	37.06	198.07	29.17	0.25	1.31	17.80
Market Value Below $20 Million(1)	15.07	14.65	0.83	5.52	2.89	0.58	3.83	0.00	0.00	0.00	34.61	191.10	28.80	196.53	NM	0.00	0.00	0.00
Holding Company Structure(20)	14.28	13.79	0.68	5.41	2.38	0.66	5.12	0.50	145.92	0.88	27.83	208.42	29.77	222.90	28.15	0.46	2.01	35.66
Assets Over $1 Billion(5)	12.45	11.64	0.95	9.91	3.04	0.68	7.20	0.36	106.68	0.84	24.02	257.89	36.29	288.77	28.02	1.07	3.24	56.50
Assets $500 Million-$1 Billion(5)	14.93	14.84	0.48	3.12	1.57	0.45	2.92	0.14	346.95	0.69	NM	209.49	29.75	213.34	NM	0.20	1.13	23.39
Assets $250-$500 Million(9)	13.33	12.69	0.53	4.84	2.35	0.59	4.76	0.65	155.46	0.99	26.16	206.23	25.85	223.75	27.76	0.34	1.69	35.56
Assets less than $250 Million(4)	20.30	20.16	1.06	5.50	2.82	0.99	5.05	0.48	198.39	0.62	31.89	183.18	36.68	184.79	29.17	0.24	1.85	24.07
Goodwill Companies(8)	12.06	10.77	0.73	6.67	2.86	0.52	4.57	0.58	148.15	1.09	24.37	225.80	27.73	263.37	28.47	0.61	2.98	58.21
Non-Goodwill Companies(11)	16.34	16.34	0.72	5.59	2.12	0.78	5.74	0.35	202.22	0.65	27.41	217.80	34.79	217.80	27.93	0.50	1.88	45.01
MHC Institutions(23)	14.70	14.23	0.70	5.68	2.41	0.65	4.94	0.44	179.95	0.83	26.79	212.17	30.85	226.12	28.15	0.45	1.93	34.98
MHC Converted Last 3 Months(4)	15.46	15.34	0.61	3.96	2.30	0.54	3.50	0.00	0.00	0.00	34.61	170.87	26.27	172.45	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 15, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.14	5.31	0.89	13.98	7.24	0.87	13.61	0.14	269.48	0.65	13.81	200.28	12.30	231.52	14.19	1.00	2.80	38.61
BBX	BankAtlantic Bancorp of FL	8.12	6.50	1.44	16.30	7.16	1.67	18.90	0.27	319.02	1.18	13.98	237.04	19.24	296.10	12.05	0.14	0.80	11.20
CFB	Commercial Federal Corp. of NE	6.41	4.90	0.66	10.73	7.34	0.87	14.22	0.59	140.18	1.18	13.62	146.71	9.41	191.94	10.28	0.54	1.95	26.60
DSL	Downey Financial Corp. of CA	6.63	6.60	0.72	9.87	5.77	0.52	7.20	0.28	83.69	0.26	17.32	164.96	10.93	165.54	23.76	0.40	0.72	12.46
FED	FirstFed Financial Corp. of CA	7.96	7.84	1.33	15.10	7.86	1.30	14.80	0.02	NA	1.52	12.73	188.13	14.97	190.91	12.99	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.93	5.93	1.84	32.18	16.26	0.93	16.19	0.82	42.44	0.38	6.15	178.04	10.56	178.04	12.23	1.00	4.84	29.76
GDW	Golden West Fin. Corp. of CA	7.05	7.05	1.45	19.96	6.91	1.44	19.86	0.41	75.87	0.33	14.48	262.47	18.50	262.47	14.56	0.40	0.35	5.13
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.29	7.81	-0.74	-9.24	0.73	46.66	0.48	12.81	214.30	15.60	221.35	NM	1.28	3.46	44.29
NYB	New York Community Bcrp of NY*	12.62	4.13	1.80	14.97	6.75	2.44	20.29	0.14	232.44	0.66	14.82	174.15	21.97	NM	10.93	1.00	5.00	74.07
PFB	PFF Bancorp, Inc. of Pomona CA	8.87	8.83	1.24	13.83	6.59	1.17	13.01	NA	NA	0.97	15.18	199.48	17.69	200.31	16.13	0.80	2.08	31.62
PFS	Provident Fin. Serv. Inc of NJ*	19.00	18.48	0.84	4.26	3.38	0.77	3.90	0.09	520.66	0.88	29.54	128.26	24.37	131.85	32.28	0.24	1.38	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.83	4.68	1.03	13.20	6.85	0.92	11.76	0.43	169.15	1.21	14.61	174.69	13.69	292.51	16.39	0.12	0.56	8.16
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.59	7.90	1.15	16.59	0.39	524.09	2.66	12.65	171.75	14.04	171.83	12.65	0.56	1.38	17.45
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.42	8.97	0.85	8.45	4.89	0.80	7.97	0.25	282.21	1.16	20.44	173.06	16.30	181.63	21.67	0.48	1.33	27.27
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.28	-0.08	-1.41	NA	NA	1.14	NM	210.54	11.58	256.66	NM	0.64	1.48	64.65
CNY	Carver Bancorp, Inc. of NY	7.58	7.58	0.87	11.35	10.20	0.84	10.96	0.34	216.05	1.09	9.81	108.25	8.21	108.25	10.16	0.28	1.41	13.86
EFC	EFC Bancorp, Inc of Elgin IL	8.38	8.38	0.78	9.01	5.98	0.74	8.48	0.27	160.40	0.53	16.73	148.45	12.44	148.45	17.78	0.62	2.44	40.79
FDT	Federal Trust Corp of FL	5.31	5.31	0.65	11.44	5.17	0.58	10.20	0.70	93.79	0.77	19.35	216.55	11.50	216.55	21.71	0.08	0.90	17.39
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.48	0.85	4.51	0.86	84.36	0.95	NM	185.42	33.77	185.42	NM	0.26	1.79	72.22
NBN	Northeast Bancorp of Auburn ME*	6.77	6.63	0.70	9.54	7.32	0.62	8.44	0.32	266.72	1.06	13.66	131.51	8.90	134.30	15.44	0.36	1.90	25.90
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.77	-0.93	-11.08	0.76	78.71	0.92	NM	110.17	8.08	116.42	NM	0.60	3.85	NM
TSH	Teche Hlding Cp of N Iberia LA	9.99	9.99	1.07	10.24	6.34	1.05	10.04	0.35	165.21	0.83	15.77	161.16	16.10	161.16	16.08	0.84	2.05	32.31
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	9.63	1.54	15.05	NA	NA	0.55	10.38	194.38	19.32	194.38	13.40	0.28	2.25	23.33
WFD	Westfield Finl MHC of MA(46.5)*	14.76	14.76	0.72	4.65	2.42	0.63	4.08	0.33	185.86	1.33	NM	202.85	29.95	202.85	NM	0.40	1.70	70.18
WFI	Winton Financial Corp. of OH(8)	8.30	8.28	0.87	10.52	4.83	0.68	8.22	1.01	42.60	0.47	20.71	217.94	18.09	218.37	26.52	0.45	2.07	42.86
WRO	Woronoco Bancorp, Inc. of MA	8.92	8.72	0.69	7.23	4.13	0.64	6.62	0.07	610.61	0.60	24.19	174.99	15.62	179.08	26.41	0.80	2.13	51.61
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.68	-0.67	-5.79	1.36	39.95	0.79	NM	113.30	12.88	116.56	NM	0.32	1.68	NM
AMFC	AMB Fin. Corp. of Munster IN	8.31	8.31	0.67	8.15	7.16	0.71	8.62	1.29	36.13	0.58	13.96	110.33	9.17	110.33	13.20	0.24	1.65	23.08
ASBP	ASB Financial Corp. of OH	10.47	10.47	1.26	11.90	5.75	1.27	12.00	0.63	95.42	0.76	17.40	200.67	21.02	200.67	17.25	0.60	2.85	49.59
AABC	Access Anytime Bancorp of NM	5.62	3.28	0.53	7.58	6.79	0.11	1.52	0.29	157.72	0.65	14.73	107.04	6.02	183.60	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.77	4.83	0.77	11.88	6.91	0.63	9.68	0.83	67.71	0.69	14.47	165.70	11.21	232.19	17.76	0.40	1.55	22.47
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.24	0.63	6.74	1.42	47.09	1.22	NM	306.88	28.09	306.88	NM	0.36	1.15	51.43
ASBI	Ameriana Bancorp of IN	9.13	8.96	0.58	6.36	5.00	1.26	13.77	1.69	43.87	1.63	20.00	127.11	11.61	129.51	9.24	0.64	4.05	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.01	7.47	1.18	14.64	7.30	0.80	9.89	0.50	149.02	0.89	13.70	195.59	15.67	209.86	20.29	0.50	1.91	26.18
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.07	14.65	0.83	5.52	2.89	0.58	3.83	NA	NA	NA	34.61	191.10	28.80	196.53	NM	0.00	0.00	0.00
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.60	0.88	5.42	0.09	355.23	0.52	21.73	116.09	16.79	116.09	21.73	0.28	1.53	33.33
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.63	0.09	1.33	0.17	191.96	0.65	NM	254.24	13.68	272.57	NM	0.50	2.88	NM
BKMU	Bank Mutual Corp of WI	22.83	20.97	0.86	4.56	2.72	0.76	4.01	0.29	151.26	0.77	NM	133.96	30.59	145.86	NM	0.20	1.65	60.61
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.17	0.64	10.50	5.58	0.59	9.70	0.25	115.06	0.44	17.93	186.63	10.29	198.95	19.40	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.84	6.10	0.21	2.33	1.81	0.10	1.17	1.76	44.04	1.05	NM	116.99	9.18	150.55	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.01	5.01	0.71	11.26	8.97	0.66	10.44	0.03	NA	0.57	11.15	144.58	7.25	144.58	12.02	0.20	1.63	18.18
BRKL	Brookline Bancorp, Inc. of MA*	37.01	37.01	1.13	2.84	1.85	1.01	2.54	0.02	NA	1.43	NM	155.30	57.48	155.30	NM	0.34	2.17	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.50	10.40	0.20	1.98	1.82	0.15	1.50	1.66	46.23	1.12	NM	108.99	11.44	110.04	NM	0.44	3.21	NM
CKFB	CKF Bancorp of Danville KY	10.39	9.66	1.15	11.17	6.71	1.15	11.17	1.01	41.20	0.47	14.91	157.99	16.41	169.83	14.91	0.60	3.53	52.63
CAFI	Camco Fin Corp of Cambridge OH	8.58	8.30	0.45	5.04	4.11	0.31	3.54	1.31	39.39	0.66	24.36	125.12	10.73	129.27	34.64	0.58	3.72	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.10	0.31	2.74	0.15	34.83	0.10	NM	250.50	28.58	250.50	NM	2.00	6.13	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	3.94	0.37	4.25	NA	NA	1.01	25.38	124.87	10.47	131.77	29.34	0.48	1.50	38.10
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.07	-1.72	-9.76	0.58	61.92	0.59	NM	140.77	20.37	140.77	NM	0.36	2.80	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.45	23.88	0.74	3.13	1.09	0.52	2.17	0.58	108.08	2.08	NM	268.89	65.74	275.29	NM	1.00	2.79	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.63	0.54	2.67	0.10	361.94	0.89	NM	162.26	33.49	163.28	NM	0.32	1.02	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.18	0.61	2.21	0.15	179.02	0.38	NM	143.91	39.54	143.91	NM	0.20	1.80	NM
CTZN	Citizens First Bancorp of MI	12.27	11.22	0.84	6.18	5.08	0.79	5.87	0.63	158.17	1.18	19.67	120.16	14.74	131.34	20.73	0.36	1.56	30.77
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.27	0.36	3.79	0.99	94.52	1.27	23.40	110.47	11.12	110.47	29.52	0.40	1.61	37.74
CSBC	Citizens South Banking of NC	14.34	12.82	0.61	3.58	3.20	0.43	2.50	0.20	288.18	0.97	31.25	131.03	18.78	146.54	NM	0.26	2.08	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.33	26.33	0.49	1.83	1.05	0.53	1.98	0.02	663.04	0.32	NM	174.39	45.93	174.39	NM	0.12	1.05	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.13	18.09	6.15	1.08	17.26	NA	NA	1.36	16.25	286.82	17.52	286.82	17.04	0.20	1.41	22.99
CCBI	Commercial Capital Bcrp of CA	12.29	4.63	1.32	15.09	2.41	1.22	14.02	0.12	646.27	1.00	NM	211.49	25.98	NM	NM	0.16	0.69	28.57
CFFC	Community Fin. Corp. of VA	8.21	8.21	1.03	11.91	8.12	1.03	11.91	0.74	106.41	0.94	12.31	142.20	11.68	142.30	12.31	0.40	2.01	24.69

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 15, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
CIBI	Community Inv. Bncp, Inc of OH	10.86	10.86	0.71	6.58	5.84	0.67	6.17	0.79	57.31	0.57	17.13	111.84	12.14	111.84	18.27	0.36	2.63	45.00
DCOM	Dime Community Bancshars of NY*	7.76	6.15	1.54	17.90	7.79	1.47	17.09	0.04	NA	0.60	12.84	236.57	18.36	298.60	13.45	0.56	3.28	42.11
ESBF	ESB Financial Corp. of PA	6.54	5.99	0.69	9.60	6.42	0.60	8.39	0.21	139.07	1.20	15.57	163.06	10.66	178.06	17.83	0.40	2.95	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.44	6.28	0.85	11.53	8.38	0.66	8.97	0.24	258.21	0.98	11.93	147.34	9.49	151.16	15.34	0.76	2.77	33.04
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	11.86	11.86	1.10	9.33	4.80	1.05	8.88	0.08	NA	1.37	20.81	193.50	22.95	193.50	21.88	0.44	1.72	35.77
FFDF	FFD Financial Corp of Dover OH	12.32	12.32	0.50	4.06	4.06	0.33	2.66	0.55	105.13	0.68	24.66	101.49	12.50	101.49	NM	0.42	2.94	72.41
FFLC	FFLC Bancorp of Leesburg FL	7.96	7.96	0.95	11.72	5.65	0.89	11.03	0.67	86.61	0.69	17.70	199.66	15.89	199.66	18.82	0.52	1.75	30.95
FFWC	FFW Corporation of Wabash IN	9.43	9.03	1.01	10.48	8.26	0.87	8.99	0.94	114.37	1.85	12.11	130.66	12.32	136.56	14.12	0.68	2.96	35.79
FMCO	FMS Fin Corp. of Burlington NJ	5.27	5.03	0.59	11.49	6.57	0.59	11.49	0.47	78.69	1.08	15.23	168.16	8.86	176.04	15.23	0.12	0.71	10.81
FFHH	FSF Financial Corp. of MN(8)	10.11	9.17	0.83	8.41	5.26	0.35	3.56	1.43	23.34	0.44	19.01	159.89	16.16	176.26	NM	1.40	4.05	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	7.64	0.62	9.41	NA	NA	1.02	13.10	147.26	9.23	158.73	15.17	0.48	2.18	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.40	0.62	10.40	3.33	0.65	10.81	0.27	135.72	0.51	30.03	305.12	16.96	314.17	28.89	0.40	1.05	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.11	8.11	0.13	1.54	1.32	-0.06	-0.77	0.53	68.80	0.65	NM	106.34	8.62	106.34	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.64	11.64	0.68	5.79	5.10	0.49	4.17	1.25	79.48	1.93	19.59	116.02	13.50	116.02	27.16	0.24	2.01	39.34
FBEI	First Bancorp of Indiana of IN	10.97	10.20	0.14	1.03	0.97	-0.05	-0.38	0.37	110.91	0.66	NM	110.16	12.09	118.47	NM	0.58	2.95	NM
FBSI	First Bancshares, Inc. of MO	10.30	10.12	0.87	8.64	7.35	0.83	8.22	1.02	45.99	0.74	13.61	116.88	12.04	119.00	14.31	0.16	0.82	11.11
FCAP	First Capital, Inc. of IN	10.50	9.07	0.86	7.97	6.09	0.86	8.03	1.16	51.82	0.79	16.41	130.70	13.72	151.30	16.28	0.60	2.95	48.39
FCFL	First Community Bk Corp of FL	10.47	10.28	0.92	8.45	3.81	0.86	7.84	0.05	NA	1.26	26.22	201.88	21.14	205.74	28.29	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.60	9.80	1.16	9.77	7.57	0.83	6.97	0.28	312.07	1.16	13.20	128.68	14.92	152.34	18.50	0.80	3.16	41.67
FFFS	First Fed Serv MHC of IL(45.0)	26.34	26.34	1.46	6.86	3.43	1.46	6.86	0.10	312.41	0.41	29.17	154.19	40.62	154.19	29.17	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR	10.46	10.46	1.04	9.80	6.91	0.94	8.82	0.48	48.94	0.29	14.46	141.11	14.76	141.11	16.07	0.44	2.17	31.43
FTFC	First Fed. Capital Corp. of WI(8)	7.72	5.27	1.08	14.12	5.23	0.47	6.10	0.33	116.85	0.53	19.10	245.05	18.91	359.05	NM	0.60	1.94	37.04
FFBI	First Federal Bancshares of IL	6.99	6.48	0.69	5.75	7.23	0.67	5.55	0.52	57.78	0.69	13.83	143.94	10.07	155.49	14.33	0.44	1.86	25.73
FFSX	First Federal Bankshares of IA	11.61	8.57	0.89	7.92	6.70	0.74	6.55	1.41	49.57	0.99	14.93	117.22	13.61	158.87	18.06	0.40	1.79	26.67
FFBZ	First Federal Bncrp, Inc of OH(8)	8.87	8.87	0.75	8.24	4.26	0.65	7.06	0.48	148.18	0.80	23.48	188.67	16.74	188.67	27.40	0.24	1.83	42.86
FFCH	First Fin. Holdings Inc. of SC	6.66	5.74	1.05	15.27	6.59	0.94	13.62	0.53	113.45	0.81	15.17	233.61	15.55	271.04	17.01	0.88	2.86	43.35
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.33	0.25	2.82	NA	NA	0.72	30.07	144.90	12.52	144.90	NM	0.32	1.54	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	5.81	0.24	4.25	0.55	68.72	0.71	17.22	158.92	7.93	158.92	33.21	0.44	1.89	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.40	7.39	0.62	10.61	0.12	583.41	1.32	13.53	128.13	7.58	138.64	11.98	0.52	2.26	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.68	5.68	1.00	17.06	6.69	0.88	15.11	0.12	768.20	1.11	14.94	238.92	13.58	238.92	16.87	0.36	1.45	21.69
FNFG	First Niagara Fin. Group of NY*	20.28	17.09	1.05	5.72	3.17	1.03	5.59	0.27	301.93	1.31	31.56	155.98	31.64	185.13	32.31	0.32	2.36	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.06	6.39	3.90	0.89	5.38	1.09	71.51	1.78	25.64	174.17	27.57	174.17	30.45	0.60	3.08	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	3.91	0.76	5.63	NA	NA	0.70	25.59	155.16	18.25	155.16	25.85	0.44	1.70	43.56
FPFC	First Place Fin. Corp. of OH	9.93	6.62	0.80	7.28	4.75	0.55	5.01	0.65	112.87	1.07	21.03	132.70	13.18	198.98	30.56	0.56	2.86	60.22
FBNW	FirstBank NW Corp. of WA	9.51	6.67	0.91	9.49	5.99	0.69	7.13	0.35	252.89	1.29	16.69	122.85	11.68	175.18	22.21	0.68	2.36	39.31
FFIC	Flushing Fin. Corp. of NY*	7.40	7.20	1.18	15.45	6.10	1.17	15.31	0.21	152.15	0.47	16.38	247.82	18.33	254.68	16.52	0.36	1.86	30.51
FKKY	Frankfort First Bancorp of KY(8)	12.68	12.68	0.69	5.35	3.08	0.69	5.35	0.27	22.04	0.07	32.45	176.12	22.33	176.12	32.45	1.12	4.60	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.46	0.37	4.21	0.31	60.83	0.22	28.93	142.49	11.80	186.56	34.14	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	7.81	7.81	0.57	7.49	5.97	0.55	7.23	0.90	81.85	1.11	16.74	124.92	9.76	124.92	17.32	0.50	2.53	42.37
GSLA	GS Financial Corp. of LA	13.55	13.55	0.24	1.75	2.12	0.12	0.83	0.56	51.87	0.70	NM	86.14	11.68	86.14	NM	0.40	2.12	NM
GTPS	Great American Bancorp of IL	10.79	10.48	0.76	6.99	5.76	0.72	6.57	0.04	NA	1.05	17.37	125.64	13.56	129.34	18.48	0.44	1.52	26.35
PEDE	Great Pee Dee Bancorp of SC	16.66	15.99	0.82	4.77	4.52	0.74	4.36	1.70	57.49	1.31	22.10	106.20	17.69	110.67	24.21	0.64	4.20	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.64	-1.81	-45.09	0.24	124.18	0.56	NM	97.96	3.73	104.87	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.57	1.09	9.96	0.15	283.33	0.83	21.86	213.77	22.40	213.77	21.71	0.84	2.71	59.15
HFFC	HF Financial Corp. of SD	6.10	5.51	0.65	10.32	8.98	0.53	8.51	0.27	158.46	0.55	11.14	112.79	6.88	124.74	13.52	0.43	2.61	29.05
HMNF	HMN Financial, Inc. of MN	8.87	8.42	1.15	12.22	7.52	0.87	9.22	0.38	224.52	1.06	13.29	160.66	14.26	169.41	17.61	0.88	3.01	40.00
HARB	Harbor Florida Bancshrs of FL	10.72	10.56	1.62	14.77	5.32	1.49	13.52	0.09	722.43	0.94	18.80	267.12	28.63	271.07	20.53	0.64	2.05	38.55
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.32	7.39	0.64	10.50	0.04	685.12	0.60	13.52	147.56	9.02	147.56	14.59	0.80	2.87	38.83
HWFG	Harrington West Fncl Grp of CA	4.66	4.19	0.84	16.96	8.01	0.80	16.19	NA	NA	0.86	12.48	205.49	9.58	228.62	13.08	0.40	2.10	26.14
HIFS	Hingham Inst. for Sav. of MA*	8.01	8.01	1.20	14.21	6.75	1.18	14.06	0.09	612.10	0.78	14.82	204.84	16.42	204.84	14.98	0.76	1.83	27.14
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	4.98	0.42	5.36	0.33	154.99	0.63	20.09	105.59	8.53	108.18	20.35	0.44	2.77	55.70
HWEN	Home Financial Bancorp of IN	11.25	11.25	0.60	5.28	4.95	0.77	6.85	2.56	24.35	0.77	20.19	103.61	11.65	103.61	15.57	0.12	2.20	44.44
HLFC	Home Loan Financial Corp of OH	13.94	13.94	1.16	8.05	5.17	1.10	7.59	0.95	37.87	0.43	19.34	154.60	21.55	154.60	20.50	0.77	3.76	72.64
HFBC	HopFed Bancorp, Inc. of KY	7.96	7.00	0.74	8.37	6.42	0.67	7.52	0.16	318.37	0.85	15.59	133.25	10.61	151.70	17.34	0.48	2.83	44.04
HRZB	Horizon Financial Corp. of WA*	12.26	12.20	1.52	11.82	6.34	1.30	10.10	0.02	NA	1.50	15.77	187.26	22.95	188.16	18.44	0.52	2.66	41.94
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	6.90	6.90	1.28	16.18	3.20	1.21	15.34	0.14	100.42	0.27	31.22	NM	36.30	NM	32.92	0.72	1.99	62.07
HRBT	Hudson River Bancorp Inc of NY(8)	10.91	8.23	1.28	11.92	5.66	1.28	11.92	0.70	221.31	2.38	17.68	203.95	22.26	270.40	17.68	0.36	1.89	33.33
ICBC	Independence Comm Bnk Cp of NY	11.93	5.22	1.50	13.67	5.08	1.49	13.60	0.38	152.01	0.93	19.67	151.86	18.12	347.07	19.77	0.96	2.45	48.24
IFSB	Independence FSB of DC(8)	8.91	8.91	-1.24	-13.13	-9.29	-2.41	-25.60	0.83	35.08	0.63	NM	152.01	13.55	152.01	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	1.82	0.18	2.42	1.05	74.67	1.60	NM	195.23	14.14	231.93	NM	0.30	1.56	NM
JFBI	Jefferson Bancshares Inc of TN	30.58	30.58	0.44	1.71	1.30	1.25	4.83	0.54	151.62	1.31	NM	117.59	35.96	117.59	27.29	0.20	1.53	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	15.26	15.26	0.60	3.92	1.66	0.52	3.43	0.02	NA	0.47	NM	236.54	36.10	236.54	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	17.22	15.16	-0.15	-0.90	-0.59	0.63	3.69	0.22	195.26	0.97	NM	130.52	22.48	148.26	NM	0.20	1.18	NM
LSBX	LSB Corp of No. Andover MA*	11.96	11.96	1.33	11.08	7.19	1.90	15.80	0.02	NA	1.96	13.90	148.15	17.72	148.15	9.75	0.52	2.65	36.88
LSBI	LSB Fin. Corp. of Lafayette IN	8.43	8.43	0.93	10.88	8.36	0.72	8.46	1.63	48.65	0.88	11.97	125.00	10.54	125.00	15.40	0.57	2.26	27.01
LARL	Laurel Capital Group Inc of PA	9.06	7.84	0.55	6.13	3.63	0.54	6.06	0.72	94.25	1.15	27.59	170.70	15.46	197.37	27.91	0.80	3.33	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 15, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets	Key Financial Ratios: Tang. Equity/ Assets	Reported Earnings: ROA(5)	Reported Earnings: ROE(5)	Reported Earnings: ROI(5)	Core Earnings: ROA(5)	Core Earnings: ROE(5)	Asset Quality Ratios: NPAs Assets	Asset Quality Ratios: Resvs/ NPAs	Asset Quality Ratios: Resvs/ Loans	Pricing Ratios: Price/ Earning	Pricing Ratios: Price/ Book	Pricing Ratios: Price/ Assets	Pricing Ratios: Price/ Tang. Book	Pricing Ratios: Price/ Core Earnings	Dividend Data(6): Ind. Div./ Share	Dividend Data(6): Divi- dend Yield	Dividend Data(6): Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
LNCB	Lincoln Bancorp of IN	13.86	13.49	0.59	4.29	4.02	0.57	4.13	0.85	77.53	0.89	24.87	105.34	14.60	108.19	25.88	0.52	2.72	67.53
MAFB	MAF Bancorp, Inc. of IL	9.67	6.73	1.19	12.34	6.67	1.08	11.20	0.33	111.46	0.51	15.00	157.93	15.27	226.76	16.53	0.84	1.92	28.77
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.70	0.40	5.00	0.78	160.96	1.55	14.92	112.13	9.36	112.13	23.18	0.48	1.59	23.76
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.76	6.88	4.67	0.65	5.89	0.04	361.56	0.59	21.39	151.00	16.58	152.56	25.01	1.00	2.70	57.80
MTXC	Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	5.06	0.43	10.41	2.55	23.68	0.80	19.77	111.16	4.75	111.16	11.19	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.03	7.99	0.88	10.89	4.96	0.50	6.26	0.04	NA	1.20	20.16	219.58	17.64	220.86	NM	0.40	2.11	42.55
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.36	-0.08	-0.50	1.98	37.06	0.96	NM	90.32	13.00	120.79	NM	0.20	1.43	NM
MFSF	MutualFirst Fin. Inc. of IN	11.27	11.16	0.91	7.72	6.23	0.80	6.78	0.57	150.16	0.99	16.06	128.38	14.47	129.70	18.27	0.48	2.01	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.06	6.06	0.43	7.05	2.96	0.34	5.46	0.41	139.24	0.81	33.78	237.35	14.39	237.35	NM	0.46	1.13	38.33
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	8.08	1.32	12.59	1.44	41.56	0.73	12.38	232.87	23.11	238.61	19.25	0.80	2.18	26.94
NHTB	NH Thrift Bancshares of NH	6.77	4.77	1.11	15.26	9.98	0.80	11.03	0.06	NA	0.99	10.02	146.58	9.93	208.27	13.85	0.90	3.11	31.14
NVSL	Naug Vlly Fin MHC of CT (45.0)	17.54	17.54	0.57	3.24	1.94	0.57	3.24	NA	NA	NA	NM	166.41	29.18	166.41	NM	0.00	0.00	0.00
NTBK	NetBank, Inc. of Alpharetta GA	8.31	6.97	0.66	7.92	7.54	-1.07	-12.91	2.26	39.31	1.11	13.26	104.99	8.73	125.23	NM	0.08	0.83	10.96
NABC	NewAlliance Bancshares of CT	21.95	14.20	-0.32	-1.89	-1.06	0.54	3.14	0.22	264.67	1.15	NM	115.13	25.28	177.99	NM	0.16	1.13	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.28	6.10	1.13	15.11	6.60	1.10	14.63	0.21	342.96	1.08	15.15	226.50	16.49	270.09	15.64	0.68	2.38	35.98
FFFD	North Central Bancshares of IA	9.15	8.05	1.27	13.54	9.36	1.27	13.54	0.38	186.66	0.81	10.69	143.04	13.09	162.66	10.69	1.00	2.65	28.33
NEIB	Northeast Indiana Bncrp of IN	11.78	11.78	0.74	6.12	5.40	0.69	5.70	1.08	60.79	0.89	18.53	115.53	13.61	115.53	19.91	0.56	2.60	48.28
NEPF	Northeast PA Fin. Corp of PA	6.52	5.32	-0.03	-0.48	-0.42	-0.07	-1.04	0.90	109.07	2.04	NM	119.83	7.82	147.06	NM	0.24	1.45	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.65	6.19	0.88	10.81	4.68	0.81	9.99	0.62	82.68	0.78	21.36	215.26	18.62	300.67	23.12	0.48	2.14	45.71
OCFC	OceanFirst Fin. Corp of NJ	7.29	7.22	1.02	13.43	5.71	0.62	8.14	0.19	307.18	0.73	17.51	234.51	17.11	237.06	28.90	0.80	3.33	58.39
ONFC	Oneida Fincl MHC of NY (42.4)	11.33	8.24	0.70	5.98	3.48	0.59	5.08	0.17	316.97	1.09	28.75	176.38	19.99	242.62	33.82	0.38	3.30	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.70	3.13	2.98	0.70	3.13	NA	NA	0.72	33.51	103.69	22.56	103.69	33.51	0.30	1.57	52.63
PHSB	PHSB Financial Corp. of PA(8)	14.06	14.06	0.89	6.33	3.80	0.43	3.04	0.09	526.49	1.19	26.28	171.31	24.09	171.31	NM	0.80	2.98	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.36	16.36	0.55	3.33	2.27	0.52	3.19	NA	NA	NA	NM	146.53	23.98	146.53	NM	0.00	0.00	0.00
PVFC	PVF Capital Corp. of Solon OH	8.39	8.39	0.95	11.25	7.05	0.48	5.63	1.48	39.06	0.70	14.18	154.44	12.96	154.44	28.37	0.27	1.94	27.55
PPBI	Pacific Premier Bncrp of CA(8)	9.77	9.77	1.77	19.96	9.08	2.07	23.26	0.67	77.53	0.62	11.01	152.28	14.88	152.28	9.45	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.25	8.25	1.24	15.55	7.03	1.24	15.55	0.23	165.90	0.64	14.23	213.11	17.59	213.11	14.23	0.84	3.69	52.50
PFED	Park Bancorp of Chicago IL	11.03	11.03	0.97	8.73	7.49	0.88	7.92	0.37	58.82	0.35	13.35	116.14	12.81	116.14	14.71	0.72	2.38	31.72
PVSA	Parkvale Financial Corp of PA	6.49	5.80	0.62	9.78	6.74	0.58	9.12	0.49	173.63	1.34	14.83	141.47	9.19	158.35	15.89	0.80	3.01	44.69
PRTR	Partners Trust Fin. Grp. of NY	13.98	6.72	0.76	5.45	5.70	0.74	5.27	0.24	233.62	0.91	17.53	95.64	13.37	198.87	18.14	0.24	2.28	40.00
PBHC	Pathfinder BC MHC of NY (35.3)*	7.03	5.50	0.51	6.92	3.59	0.35	4.76	1.11	55.29	0.98	27.87	197.44	13.88	252.23	NM	0.41	2.41	67.21
PFSB	PennFed Fin. Services of NJ	6.22	6.15	0.66	10.18	5.73	0.65	9.90	0.11	286.39	0.48	17.45	178.10	11.08	180.16	17.95	0.40	1.29	22.47
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.44	0.93	7.29	0.59	70.25	0.56	15.52	119.55	15.37	125.14	16.30	0.72	3.20	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	10.85	9.80	1.56	16.71	5.13	0.54	5.78	0.33	207.39	0.99	19.49	296.92	32.21	328.61	NM	1.16	3.17	61.70
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.04	0.32	4.41	0.80	149.43	1.72	32.86	125.21	10.98	134.78	34.27	0.60	2.50	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.83	12.83	0.70	5.60	4.53	0.70	5.60	0.96	57.48	0.65	22.06	123.36	15.83	123.36	22.06	0.56	3.73	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	7.70	0.76	10.65	1.00	55.63	1.01	12.99	147.01	10.25	213.07	12.99	0.32	2.00	26.02
PBCP	Provident Bancorp, Inc. of NY	19.21	15.19	0.67	4.55	2.06	0.81	5.50	0.31	316.43	1.75	NM	135.07	25.95	170.86	NM	0.16	1.37	66.67
PROV	Provident Fin. Holdings of CA	8.34	8.33	1.25	15.28	8.51	0.42	5.09	0.08	701.75	0.78	11.75	179.56	14.97	179.79	NM	0.40	1.44	16.88
PULB	Pulaski Fin Cp of St. Louis MO	6.81	6.71	1.19	15.12	5.69	0.36	4.55	0.65	135.54	0.97	17.57	256.74	17.49	260.43	NM	0.36	1.99	34.95
RPFG	Ranier Pacific Fin Group of WA	14.34	14.31	-0.27	-2.12	-1.37	-0.34	-2.74	0.07	NA	1.81	NM	135.14	19.38	135.45	NM	0.22	1.26	NM
RIVR	River Valley Bancorp of IN(8)	8.55	8.54	1.01	11.33	7.07	0.77	8.61	0.82	107.86	1.07	14.15	161.72	13.83	161.96	18.63	0.72	3.22	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.85	10.93	1.43	11.53	6.88	1.44	11.60	0.34	259.48	1.16	14.54	158.71	20.40	186.65	14.44	0.62	2.82	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.40	13.40	0.58	4.22	1.38	0.73	5.28	0.52	131.83	0.82	NM	309.52	41.48	309.52	NM	0.60	2.31	NM
SIFI	SI Fin Gp Inc MHC of CT (42.0)	12.89	12.82	0.48	3.75	2.09	0.48	3.75	NA	NA	NA	NM	179.45	23.12	180.33	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD	8.76	8.71	2.14	24.41	8.54	2.05	23.31	0.26	327.27	0.87	11.72	257.95	22.60	259.54	12.27	0.44	1.30	15.28
SFFS	Sound Fed Bancorp, Inc. of NY	13.67	12.14	0.73	4.76	3.41	0.73	4.76	0.19	161.28	0.55	29.31	150.10	20.51	168.93	29.31	0.24	1.61	47.06
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.41	3.50	2.90	0.41	3.50	NA	NA	0.39	34.48	120.63	14.49	120.63	34.48	0.40	4.00	NM
SMBC	Southern Missouri Bncrp of MO	8.32	7.40	0.97	11.14	8.39	0.98	11.23	0.10	627.94	0.79	11.91	132.38	11.01	148.78	11.82	0.36	2.36	28.13
STSA	Sterling Financial Corp of WA	6.52	4.14	0.87	13.56	5.18	0.84	13.20	0.27	268.20	1.19	19.31	203.21	13.25	320.07	19.83	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	8.99	7.33	0.70	7.20	5.19	0.51	5.21	2.01	39.28	1.07	19.25	141.49	12.72	173.55	26.60	0.36	2.46	47.37
SYNF	Synergy Financial Group of NJ	13.06	12.96	0.52	3.68	2.95	0.52	3.68	0.06	861.90	0.77	33.87	125.15	16.34	126.05	33.87	0.16	1.52	51.61
THRD	TF Fin. Corp. of Newtown PA	9.17	8.43	-0.60	-6.56	-4.61	-0.56	-6.11	0.46	76.24	0.52	NM	143.15	13.13	155.70	NM	0.68	2.39	NM
TONE	TierOne Corp. of Lincoln NE	11.69	11.69	1.06	7.58	5.66	0.97	6.94	0.25	366.68	1.00	17.68	158.18	18.50	158.18	19.33	0.20	0.88	15.50
TSBK	Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	6.25	1.22	7.22	0.59	152.07	1.16	16.00	126.68	20.77	126.68	16.69	0.60	2.57	41.10
TRST	TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	5.69	1.68	20.45	0.10	NA	4.14	17.57	NM	33.85	NM	20.63	0.60	4.62	NM
UCBC	Union Community Bancorp of IN	12.97	11.91	0.75	5.66	5.42	0.75	5.66	NA	NA	0.52	18.45	108.15	14.02	117.74	18.45	0.60	3.25	60.00
UCFC	United Community Fin. of OH	11.19	9.49	1.04	8.14	6.06	0.83	6.49	0.66	113.54	0.91	16.49	145.15	16.24	171.13	20.69	0.30	2.64	43.48
UPFC	United PanAm Fin. Corp of CA	6.61	6.61	1.04	15.78	5.29	1.01	15.31	0.03	NA	4.96	18.92	280.21	18.51	280.21	19.50	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	13.84	13.22	1.73	12.14	8.50	1.68	11.79	0.50	153.57	1.22	11.76	140.75	19.48	147.28	12.12	0.36	1.80	21.18
WSFS	WSFS Financial Corp. of DE(8)*	7.40	7.36	1.11	12.82	6.69	1.06	12.20	0.24	409.68	1.62	14.95	204.78	15.16	206.08	15.72	0.24	0.46	6.92
WVFC	WVS Financial Corp. of PA	6.73	6.73	0.57	7.64	5.27	0.57	7.64	0.50	63.10	1.98	18.98	149.07	10.04	149.07	18.98	0.64	3.63	68.82
WFSL	Washington Federal, Inc. of WA	15.05	14.25	1.82	12.68	6.75	1.82	12.68	0.22	158.54	0.51	14.81	182.26	27.44	192.59	14.81	0.84	3.30	48.84
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.59	3.94	0.62	5.34	0.33	84.41	0.49	25.38	147.98	16.10	153.35	26.61	0.48	2.91	73.85
WYPT	Waypoint Financial Corp of PA(8)	7.28	6.89	0.63	8.30	3.74	0.48	6.35	0.36	151.80	1.17	26.76	230.19	16.75	243.10	35.00	0.56	2.05	54.90
WCFB	Wbstr Cty Fed MHC of IA (39.0)	21.56	21.45	1.07	5.00	2.48	1.07	5.00	NA	NA	0.51	NM	202.00	43.56	203.02	NM	0.68	5.62	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 15, 2004

Financial Institution	Key Financial Ratios: Equity/Assets (%)	Tang. Equity/Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/NPAs (%)	Resvs/Loans (%)	Pricing Ratios: Price/Earning (X)	Price/Book (%)	Price/Assets (%)	Price/Tang. Book (%)	Price/Core Earnings (x)	Dividend Data(6): Ind. Div./Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WEFC Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	7.86	0.59	4.78	0.10	398.15	0.46	12.72	120.90	15.33	120.90	25.88	0.88	2.98	37.93
WGBC Willow Grove Bancorp Inc of PA	11.26	11.15	0.72	5.58	3.64	0.60	4.68	0.34	164.20	0.98	27.45	162.10	18.25	163.65	32.73	0.44	2.59	70.97

EXHIBIT 2

Pro Forma Analysis Sheet – Fully Converted Basis

EXHIBIT 2

PRO FORMA ANALYSIS SHEET

Lincoln Park Savings Bank

Prices as of October 15, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New Jersey Mean	New Jersey Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	25.64 x	31.03x	32.83x	21.30x	17.48x	18.27x	16.93x
Price-core earnings ratio (x)		P/Core	26.92 x	32.86x	33.15x	23.74x	23.43x	19.84x	18.27x
Price-book ratio (%)	=	P/B	80.99%	101.64%	100.59%	174.55%	173.13%	162.48%	153.15%
Price-tangible book ratio (%	=	P/TB	80.99%	105.60%	106.06%	177.38%	178.10%	176.79%	167.91%
Price-assets ratio (%)	=	P/A	15.42%	22.65%	22.29%	15.89%	16.72%	17.45%	15.30%

Valuation Parameters

Pre-Conversion Earnings (Y)	$479,000	ESOP Stock Purchases (E)	4.00% (5)
Pre-Conversion Earnings (CY)	$453,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$5,246,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (T	$5,246,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$78,743,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.09%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(X	6.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	39.94%	Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $14,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $14,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $14,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $14,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $14,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	1,851,500	10.00	$ 18,515,000	0	1,851,500	$ 18,515,000
Maximum	1,610,000	10.00	16,100,000	0	1,610,000	16,100,000
Midpoint	1,400,000	10.00	14,000,000	0	1,400,000	14,000,000
Minimum	1,190,000	10.00	11,900,000	0	1,190,000	11,900,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09 percent, and a tax rate of 39.94 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 39.94 percent.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Minimum

1.	Pro Forma Market Capitalization	$11,900,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$11,900,000
	Less: Estimated Offering Expenses	714,000
	Net Conversion Proceeds	$11,186,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$11,186,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	952,000
Net Proceeds Reinvested	$10,234,000
Estimated net incremental rate of return	1.26%
Reinvestment Income	$128,463
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	14,294
Less: Recognition Plan Vesting (4)	57,177
Net Earnings Impact	$56,991

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$56,991	$535,991
12 Months ended June 30, 2004 (core)	$453,000	$56,991	$509,991

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$10,234,000	$0	$15,480,000
June 30, 2004 (Tangible)	$5,246,000	$10,234,000	$0	$15,480,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$10,234,000	$0	$88,977,000

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Midpoint

1. Pro Forma Market Capitalization	$14,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$14,000,000
Less: Estimated Offering Expenses	840,000
Net Conversion Proceeds	$13,160,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$13,160,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,120,000
Net Proceeds Reinvested	$12,040,000
Estimated net incremental rate of return	1.26%
Reinvestment Income	$151,133
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	16,817
Less: Recognition Plan Vesting (4)	67,267
Net Earnings Impact	$67,049

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$67,049	$546,049
12 Months ended June 30, 2004 (core)	$453,000	$67,049	$520,049

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$12,040,000	$0	$17,286,000
June 30, 2004 (Tangible)	$5,246,000	$12,040,000	$0	$17,286,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$12,040,000	$0	$90,783,000

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Maximum

1.	Pro Forma Market Capitalization	$16,100,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$16,100,000
	Less: Estimated Offering Expenses	966,000
	Net Conversion Proceeds	$15,134,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$15,134,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,288,000
Net Proceeds Reinvested	$13,846,000
Estimated net incremental rate of return	1.26%
Reinvestment Income	$173,802
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	19,339
Less: Recognition Plan Vesting (4)	77,357
Net Earnings Impact	$77,106

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$77,106	$556,106
12 Months ended June 30, 2004 (core)	$453,000	$77,106	$530,106

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$13,846,000	$0	$19,092,000
June 30, 2004 (Tangible)	$5,246,000	$13,846,000	$0	$19,092,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$13,846,000	$0	$92,589,000

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$18,515,000
Less: Foundation Shares	-
2. Offering Proceeds	$18,515,000
Less: Estimated Offering Expenses	1,110,900
Net Conversion Proceeds	$17,404,100

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$17,404,100
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,481,200
Net Proceeds Reinvested	$15,922,900
Estimated net incremental rate of return	1.26%
Reinvestment Income	$199,873
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	22,240
Less: Recognition Plan Vesting (4)	88,961
Net Earnings Impact	$88,672

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$88,672	$567,672
12 Months ended June 30, 2004 (core)	$453,000	$88,672	$541,672

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$15,922,900	$0	$21,168,900
June 30, 2004 (Tangible)	$5,246,000	$15,922,900	$0	$21,168,900

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$15,922,900	$0	$94,665,900

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

EXHIBIT 4

Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT 4
PRO FORMA ANALYSIS SHEET
Lincoln Park Savings Bank
Prices as of October 15, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New Jersey Companies Mean	New Jersey Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	27.59 x	34.99x	40.28x	21.30x	17.48x	18.27x	16.93x
Price-core earnings ratio (x)		P/Core	29.08 x	38.58x	40.48x	23.74x	23.43x	19.84x	18.27x
Price-book ratio (%)	=	P/B	132.21%	224.37%	202.43%	174.55%	173.13%	162.48%	153.15%
Price-tangible book ratio (%	=	P/TB	132.21%	242.08%	237.28%	177.38%	178.10%	176.79%	167.91%
Price-assets ratio (%)	=	P/A	16.65%	26.09%	25.25%	15.89%	16.72%	17.45%	15.30%

Valuation Parameters

Pre-Conversion Earnings (Y)	$479,000	ESOP Stock Purchases (E)	4.00% (5)
Pre-Conversion Earnings (CY)	$453,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$5,246,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (T	$5,246,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$78,743,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.09%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(>	10.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	39.94%	Percentage Sold (PCT)	46.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $14,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $14,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $14,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $14,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $14,000,000

Conclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
Supermaximum	999,810	851,690	10.00	$ 8,516,900	851,690	$ 8,516,900	1,851,500
Maximum	869,400	740,600	10.00	$ 7,406,000	740,600	7,406,000	1,610,000
Midpoint	756,000	644,000	10.00	$ 6,440,000	644,000	6,440,000	1,400,000
Minimum	642,600	547,400	10.00	$ 5,474,000	547,400	5,474,000	1,190,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09 percent, and a tax rate of 39.94 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 39.94 percent.

EXHIBIT 5

Pro Forma Effect of Stock Proceeds – Minority Stock Offering

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Minimum

1.	Pro Forma Market Capitalization	$5,474,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$5,474,000
	Less: Estimated Offering Expenses	562,825
	Net Conversion Proceeds	$4,911,175

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$4,911,175
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	437,920
	Net Proceeds Reinvested	$4,473,255
	Estimated net incremental rate of return	1.26%
	Reinvestment Income	$56,151
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	6,575
	Less: Recognition Plan Vesting (4)	26,301
	Net Earnings Impact	$23,274

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2004 (reported)	$479,000	$23,274	$502,274
	12 Months ended June 30, 2004 (core)	$453,000	$23,274	$476,274

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$5,246,000	$4,473,255	$0	$9,719,255
	June 30, 2004 (Tangible)	$5,246,000	$4,473,255	$0	$9,719,255

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$78,743,000	$4,473,255	$0	$83,216,255

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Midpoint

1.	Pro Forma Market Capitalization	$6,440,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$6,440,000
	Less: Estimated Offering Expenses	581,372
	Net Conversion Proceeds	$5,858,628

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$5,858,628
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	515,200
	Net Proceeds Reinvested	$5,343,428
	Estimated net incremental rate of return	1.26%
	Reinvestment Income	$67,074
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	7,736
	Less: Recognition Plan Vesting (4)	30,943
	Net Earnings Impact	$28,395

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2004 (reported)	$479,000	$28,395	$507,395
	12 Months ended June 30, 2004 (core)	$453,000	$28,395	$481,395

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$5,246,000	$5,343,428	$0	$10,589,428
	June 30, 2004 (Tangible)	$5,246,000	$5,343,428	$0	$10,589,428

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$78,743,000	$5,343,428	$0	$84,086,428

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Maximum

1.	Pro Forma Market Capitalization	$7,406,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$7,406,000
	Less: Estimated Offering Expenses	599,919
	Net Conversion Proceeds	$6,806,081

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$6,806,081
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	592,480
Net Proceeds Reinvested	$6,213,601
Estimated net incremental rate of return	1.26%
Reinvestment Income	$77,996
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	8,896
Less: Recognition Plan Vesting (4)	35,584
Net Earnings Impact	$33,516

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$33,516	$512,516
12 Months ended June 30, 2004 (core)	$453,000	$33,516	$486,516

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$6,213,601	$0	$11,459,601
June 30, 2004 (Tangible)	$5,246,000	$6,213,601	$0	$11,459,601

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$6,213,601	$0	$84,956,601

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$8,516,900
	Less: Foundation Shares	-
2.	Offering Proceeds	$8,516,900
	Less: Estimated Offering Expenses	621,248
	Net Conversion Proceeds	$7,895,652

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$7,895,652
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	681,352
Net Proceeds Reinvested	$7,214,300
Estimated net incremental rate of return	1.26%
Reinvestment Income	$90,558
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	10,231
Less: Recognition Plan Vesting (4)	40,922
Net Earnings Impact	$39,405

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$39,405	$518,405
12 Months ended June 30, 2004 (core)	$453,000	$39,405	$492,405

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$7,214,300	$0	$12,460,300
June 30, 2004 (Tangible)	$5,246,000	$7,214,300	$0	$12,460,300

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$7,214,300	$0	$85,957,300

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

EXHIBIT 6

Firm Qualification Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (20)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com